Exhibit 99.2

QIWI plc

Consolidated financial statements

For the year ended December 31, 2022

QIWI plc

Consolidated financial statements

for the year ended December 31, 2022

Content

QIWI plc

Consolidated Management Report

The Board of Directors presents its report and audited consolidated financial statements of QIWI plc and its subsidiaries (the “Group”) for the year ended December 31, 2022.

Incorporation

QIWI plc (hereinafter “the Company”) was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc.

Principal activity

The principal activity of the Company continues to be the holding of investments and the licensing of software for electronic payment terminals. QIWI plc and its subsidiaries (collectively the “Group”) operate electronic online payment systems primarily in Russia, Kazakhstan, Moldova, Belarus, United Arab Emirates (UAE) and other countries and maintain banking activity by supporting processing of payments and placing of deposits in banks. The Company also provides financing.

Review of current position, future developments and significant risks

The Group's development to date, financial results and position as presented in the consolidated financial statements are considered satisfactory. The Group is likely to continue its activity in the foreseeable future. The Group’s structure is presented in Note 5.

The main acquisitions and disposals are disclosed in Note 6 to the financial statements.

The main risks and uncertainties faced by the Group and the steps taken to manage these risks are described in Note 29 and 31 to the consolidated financial statements.

Results and dividends

The Group's results for the year are set out on page 8. There were no dividends distrubuted and paid during 2022 (Note 27).

Share capital

Authorized and issued capital and treasury shares

For changes in the authorized, issued and paid share capital of the Company refer to Note 18.

In April 2018, QIWI plc established QIWI Employees Trust, which owns shares reserved for ESOP and RSU plans for the purpose of transferring shares to employees who exercise their options. Changes in shares in Trust during the reporting period were the following: (i) number of shares used to settle obligations on share-based payments is 11,366; (ii) number of shares used to share-based payments is 263,841; (iii) number of shares owned at the end of the period is nil.

Branches

During 2022 and 2021, the Group did not operate any branches.

QIWI plc

Consolidated Management Report

Board of Directors

On September 21, 2022 Alexey Blagirev, Alexey Ivanov, Alexey Solovyev, Oxana Sirotinina were elected and appointed to the Company’s Board of Directors.

List of Board of directors as of December 31, 2022:

Sergey Solonin, Andrey Protopopov, Alexey Blagirev, Alexey Ivanov, Alexey Solovyev, Oxana Sirotinina, Tatiana Zharkova.

On March 3, 2023 Tatiana Zharkova resigned from the Company’s Board of Directors. On March 7, 2023 Lev Kroll was appointed to the Company’s Board of Directors.

Events after the reporting period

Any significant events that occurred after the end of the reporting period are described in Note 33 of the consolidated financial statement.

Independent auditors

During the year the independent auditors of the Company, Ernst & Young Cyprus Limited, resigned and KPMG Limited was appointed in their place.

The independent auditors of the Company, KPMG Limited, have expressed their willingness to continue in office. A resolution giving authority to the Board of Directors to fix their remuneration will be submitted at the forthcoming Annual General Meeting.

By order of the Board of Directors,

/s/ Sergey Solonin

Sergey Solonin

Director

Nicosia, Cyprus, April 14, 2023

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF

QIWI PLC

Report on the audit of the consolidated financial statements

Opinion

We have audited the accompanying consolidated financial statements of Qiwi Plc (the ''Company'') and its subsidiaries (the ''Group''), which are presented on pages 8 to 78 and comprise the consolidated statement of financial position as at 31 December 2022, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (''IFRS-EU'') and the requirements of the Cyprus Companies Law, Cap. 113, as amended from time to time (the ''Companies Law, Cap.113'').

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (''ISAs''). Our responsibilities under those standards are further described in the ''Auditors' responsibilities for the audit of the consolidated financial statements''' section of our report. We are independent of the Group in accordance with the International Code of Ethics (Including International Independence Standards) for Professional Accountants of the International Ethics Standards Board for Accountants (''IESBA Code'') together with the ethical requirements in Cyprus that are relevant to our audit of the financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition for payment processing fees
Refer to note 3.14 of the consolidated financial statements
Key audit matter	How the matter was addressed in our audit

The Group earns fees for processing payments initiated by the individuals (“consumers”) to settle transactions with merchants and service providers (“merchants”) or make money transfers to other individuals. In 2022, revenues from processing fees accounted for RUB 37,689 million. The processing of payments and recognition of revenues from processing fees are highly automated and are composed of a significant volume of low-value transactions, captured and processed by multiple systems and databases.

We identified revenue recognition for payment processing fees as a key audit matter, as this audit area was especially challenging due to the multiple IT systems utilized in the processing of payments and the related determination of the recognized payment processing fee amount. There was complexity in obtaining understanding of the structure of the systems and processes used to capture the large volumes of transaction data, as well as the manual and automated interfaces used to transfer and reconcile data between the different applications, which capture and record payments from consumers and merchants and compute the related fee, and accounting systems, which accumulate and record the processing fees.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s process to recognize revenue for payment processing fees. With the assistance of IT professionals, we obtained an understanding and evaluated the design and operating effectiveness of the general IT controls in the IT environments where the processing and accounting systems reside. We tested process level application controls within the systems utilized and manual controls within the payment processing revenue recognition process.

Our audit procedures over payment processing fees revenue recognition included, among others, the testing of operating effectiveness of controls over the reconciliation of data between the Group’s processing systems and the accounting ledger. For a sample of revenue transactions, we performed detailed transaction testing by reconciling the amounts recognized in the accounting system to appropriate supporting documentation, including confirmations from third parties. We also developed an independent expectation of revenue from payment processing fees and compared it to the amount recorded in the financial statements.

Acquisition date fair values of certain intangible assets in RealWeb group
Refer to note 6 of the consolidated financial statements
Key audit matter	How the matter was addressed in our audit

The Group completed the acquisition of RealWeb group on December 15, 2022. The transaction is accounted for as a business combination and the Group preliminarily allocated RUB 792 million and RUB 371 million of the purchase price to the fair value of the acquired software and trademarks. The Group is yet to finalize the estimates of fair values of assets acquired and liabilities assumed including finalizing valuations of certain tangible and intangible assets, as the allocation of the purchase price as of the reporting date was done on provisional basis and is subject to revision as of December 31, 2022. We identified the evaluation of the acquisition date fair values of the software and trademarks as critical audit matter, because subjective and complex auditor judgment was required to evaluate the appropriateness of forecasted revenue growth rates, royalty rate, discount rate and estimated cost of developing the software.

The Group used the relief-from-royalty method to determine the estimated fair value of the trademarks and replacement cost approach to determine the estimated fair value of the software. The significant assumptions used to estimate the fair value of the intangible assets included:

-      forecasted revenue growth rates, royalty rate and discount rate used in determining the fair value of the trademarks;

-      the estimate of staff hours and related personnel expenses required to develop the software in its condition at the date of acquisition.

We tested the design and operating effectiveness of the Group's controls related to the accounting for the RealWeb group acquisition. For example, we tested controls over the recognition and measurement of software and trademarks in business combination, including the Group’s controls over the valuation models, the mathematical accuracy of the valuation models and development of underlying assumptions used to develop such fair value measurement estimates.

We involved our valuation specialists to assist with our evaluation of the valuation models and certain significant assumptions. For example, we benchmarked the forecasted revenue growth rate, the royalty rate and personnel expenses to certain publicly available information for comparable companies. Furthermore, with the assistance of IT professionals we benchmarked the estimate of staff hours required to develop the software to industry data.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the Annual Report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon, except as required by the Companies Law, Cap. 113.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

With regards to the consolidated management report, our report in this regard is presented in the ''Report on other legal requirements'' section.

Responsibilities of the Board of Directors and those charged with governance for the consolidated financial statements

The Board of Directors is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRS-EU and the requirements of the Companies Law, Cap. 113, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless there is an intention to either liquidate the Company or to cease the Group’s operations, or there is no realistic alternative but to do so.

The Board of Directors and those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves a true and fair view.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities of the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

Auditors' responsibilities for the audit of the consolidated financial statements (continued)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditors’ report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal requirements

Pursuant to the additional requirements of law L.53(Ι)/2017, and based on the work undertaken in the course of our audit, we report the following:

•	In our opinion, the consolidated management report, the preparation of which is the responsibility of the Board of Directors, has been prepared in accordance with the requirements of the Companies Law, Cap. 113, and the information given is consistent with the consolidated financial statements.

•	In the light of the knowledge and understanding of the business and the Group's environment obtained in the course of the audit, we have not identified material misstatements in the consolidated management report.

Other Matters

Reporting responsibilities

This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 69 of Law L.53(Ι)/2017 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whose knowledge this report may come to.

Comparative information

The consolidated financial statements of the Company as at and for the year ended 31 December 2021 were audited by another auditor who expressed an unmodified opinion on those statements on 1 July 2022.

The engagement partner on the audit resulting in this independent auditors' report is George N. Syrimis.

/s/ George N. Syrimis

George N. Syrimis, FCA

Certified Public Accountant and Registered Auditor for and on behalf of KPMG Limited

Certified Public Accountants and Registered Auditors 14 Esperidon Street

1087 Nicosia Cyprus

Nicosia, 14 April 2023

QIWI plc

Consolidated statement of financial position

As of December 31, 2022

(in millions of Rubles)

	Notes	As of December 31, 2021	As of December 31, 2022
Assets
Non-current assets
Property and equipment	9	1,417	1,163
Goodwill and other intangible assets	10, 11	10,501	13,126
Investments in associates	17	–	303
Long-term debt securities	15	1,111	2,946
Long-term loans issued	12	267	843
Other non-current assets		812	257
Deferred tax assets	28	237	208
Total non-current assets		14,345	18,846

Current assets
Trade and other receivables	13	11,576	15,194
Short-term loans issued	12	11,270	14,200
Short-term debt securities	15	11,976	14,029
Prepaid income tax		463	236
Other current assets	16	1,262	1,959
Cash and cash equivalents	14	33,033	47,462
Total current assets		69,580	93,080

Total assets		83,925	111,926

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	18	1	1
Additional paid-in capital		1,876	1,876
Share premium	18	12,068	12,068
Other reserves		2,376	2,696
Retained earnings		26,822	39,941
Translation reserve		542	401
Total equity attributable to equity holders of the parent		43,685	56,983

Non-controlling interests		155	912
Total equity		43,840	57,895

Non-current liabilities
Long-term debt	19	4,648	–
Long-term deferred income		717	1,154
Long-term lease liabilities	22	334	133
Other non-current liabilities		80	156
Deferred tax liabilities	28	1,376	1,847
Total non-current liabilities		7,155	3,290

Current liabilities
Trade and other payables	20	23,365	33,048
Customer accounts and amounts due to banks	21	7,635	11,203
Short-term debt	19	86	3,922
Short-term lease liabilities	22	308	300
VAT and other taxes payable		178	747
Other current liabilities	16	1,358	1,521
Total current liabilities		32,930	50,741

Total equity and liabilities		83,925	111,926

On April 14, 2023 the Board of Directors of QIWI plc authorized these consolidated financial statement for issue.

Director	Sergey Solonin	Director	Andrey Protopopov

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2022

(in millions of Rubles, except per share data)

		Year ended December 31
	Notes	2021	2022
Continuing operations
Revenue:		41,135	51,502
Payment processing fees		33,397	37,689
Interest revenue calculated using the effective interest rate	23	3,453	6,764
Fees from inactive accounts and unclaimed payments		1,771	1,686
Other revenue	23	2,514	5,363
Operating costs and expenses:		(29,130)	(32,914)
Cost of revenue (exclusive of items shown separately below)	24	(18,022)	(17,365)
Selling, general and administrative expenses	25	(3,228)	(3,767)
Personnel expenses	26	(6,390)	(8,269)
Depreciation and amortization	9, 10	(1,130)	(1,085)
Credit loss expense	12,13,14	(336)	(2,381)
Impairment of non-current assets		(24)	(47)
Profit from operations		12,005	18,588
Gain on disposal of an associate	6	8,177	–
Share of gain/(loss) of an associate and a joint venture	17	306	(39)
Foreign exchange (loss, net		(29)	(650)
Interest income		168	109
Interest expenses		(76)	(51)
Other income		159	276
Other expenses		(94)	(49)
Profit before tax from continuing operations		20,616	18,184

Income tax expense	28	(3,080)	(4,429)
Net profit		17,536	13,755

Attributable to:
Equity holders of the parent		17,399	13,119
Non-controlling interests		137	636

Other comprehensive income

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		(12)	(142)
Net loss recycled to profit or loss upon disposal		–	–
Debt securities at fair value through other comprehensive income (FVOCI):
Net gain/(loss) arising during the period, net of tax		(204)	220
Net gains recycled to profit or loss upon disposal		(2)	–
Share of other comprehensive Income of an associate		–	16
Total other comprehensive income/(loss), net of tax		(218)	94

Total comprehensive income, net of tax		17,318	13,849

Attributable to:
Equity holders of the parent		17,181	13,214
Non-controlling interests		137	635

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	8	278.68	209.50
Diluted, profit attributable to ordinary equity holders of the parent	8	278.59	209.50
Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent		278.68	209.50
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent		278.59	209.50

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of cash flows

for the year ended December 31, 2022

(in millions of Rubles)

		Year ended December 31
	Notes	2021	2022
Operating activities
Profit before tax		20,616	18,184
Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	9, 10	1,130	1,085
Foreign exchange loss, net		29	650
Interest income, net	23	(3,040)	(6,368)
Credit loss expense		336	2,381
Share of (gain) / loss of an associate and a joint venture		(306)	39
Share-based payments		8	86
Gain on disposal of an associate	6	(8,177)	–
Impairment of non-current assets	10, 11	24	47
Other		(100)	(140)
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables		394	(5,636)
Increase in other assets		(175)	(1,620)
(Decrease)/Increase in customer accounts and amounts due to banks		(4,670)	2,018
(Decrease)/Increase in accounts payable and accruals		(6,228)	4,251
Increase in other liabilities		1,491	871
Increase in loans issued as operating activity		(5,720)	(3,804)
Cash flows generated from operations		(4,388)	12,044
Interest received		3,538	7,192
Interest paid		(559)	(507)
Income tax paid		(3,101)	(3,838)
Net cash flow generated from/(used in) operating activities		(4,510)	14,891

Investing activities
Proceeds from sale of an associate	6	4,947	4,855
Cash paid as investments in associates		–	(660)
Cash received upon /(used in) business combination		(501)	1,012
Purchase of property and equipment		(302)	(232)
Purchase of intangible assets		(213)	(234)
Proceeds from sale of fixed and intangible assets		11	7
Loans issued		(25)	(29)
Repayment of loans issued		162	32
Purchase of debt securities		(10,584)	(5,938)
Proceeds from sale and redemption of debt securities		3,737	2,391
Dividends received from an associate		532	–
Net cash used in investing activities		(2,236)	1,204

Financing activities
Proceeds/(repayment) from/(of) debt	19	(1,854)	(810)
Payment of principal portion of lease liabilities	22	(274)	(233)
Dividends paid to owners of the Group	27	(5,211)	–
Dividends paid to non-controlling shareholders		(78)	(173)
Net cash used in financing activities		(7,417)	(1,216)
Effect of exchange rate changes on cash and cash equivalents		(186)	(450)
Net increase/(decrease) in cash and cash equivalents		(14,349)	14,429
Cash and cash equivalents at the beginning of year	14	47,382	33,033
Cash and cash equivalents at the end of year	14	33,033	47,462

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2022

(in millions of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares outstanding	Amount	Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of December 31, 2021		62,437,768	1	1,876	12,068	2,376	26,822	542	43,685	155	43,840
Profit for the year		–	–	–	–	–	13,119	–	13,119	636	13,755
Other comprehensive income:
Foreign currency translation		–	–	–	–	–	–	(141)	(141)	(1)	(142)
Debt instruments at FVOCI		–	–	–	–	220	–	–	220	–	220
Share of OCI of an associate	17	–	–	–	–	16	–	–	16	–	16
Total comprehensive income		–	–	–	–	236	13,119	(141)	13,214	635	13,849

Share-based payments		263,841	–	–	–	86	–	–	86	–	86
Exercise of options	18	11,366	–	–	–	–	–	–	–	–	–
Dividends to non-controlling interests		–	–	–	–	–	–	–	–	(171)	(171)
Business combinations	6	–	–	–	–	–	–	–	–	293	293
Other		–	–	–	–	(2)	–	–	(2)	–	(2)
Balance as of December 31, 2022		62,712,975	1	1,876	12,068	2,696	39,941	401	56,983	912	57,895

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2022

(in millions of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares outstanding	Amount	Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of December 31, 2020		62,378,832	1	1,876	12,068	2,575	14,602	554	31,676	96	31,772
Profit for the year		–	–	–	–	–	17,399	–	17,399	137	17,536
Other comprehensive income:
Foreign currency translation		–	–	–	–	–	–	(12)	(12)	–	(12)
Debt instruments at FVOCI		–	–	–	–	(206)	–	–	(206)	–	(206)
Total comprehensive income		–	–	–	–	(206)	17,399	(12)	17,181	137	17,318

Share-based payments		–	–	–	–	8	–	–	8	–	8
Exercise of options	18	58,936	–	–	–	–	–	–	–	–	–
Dividends	27	–	–	–	–	–	(5,179)	–	(5,179)	–	(5,179)
Dividends to non-controlling interests		–	–	–	–	–	–	–	–	(78)	(78)
Other		–	–	–	–	(1)	–	–	(1)	–	(1)

Balance as of December 31, 2021		62,437,768	1	1,876	12,068	2,376	26,822	542	43,685	155	43,840

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2022

(in millions of Rubles, except per share data)

1.	Corporate information and description of business

QIWI plc (hereinafter “the Company”) was registered on February 26, 2007 as a limited liability company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of QIWI plc and its subsidiaries for the year ended December 31, 2022 were authorized for issue by Board of Directors (BoD) on March 31, 2023.

QIWI plc and its subsidiaries (collectively the “Group”) operate electronic online payment systems primarily in Russia, Kazakhstan, Moldova, Belarus, United Arab Emirates (UAE) and other countries and provide consumer and small and medium enterprises (SME) financial services.

The Company was founded as a holding company as a part of the business combination transaction in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey and ZAO e-port Group of entities were brought together by way of contribution to the Company. The transaction was accounted for as a business combination in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey was identified as the acquirer.

The Company’s American Depositary Securities (ADS) have been listed on Nasdaq since May 3, 2013 and have been admitted to trading on MOEX since May 20, 2013. Prior to that time, there was no public market for the Company’ ADSs or ordinary shares. Subsequently, the Company closed two follow-on offerings of its ADSs on October 3, 2013 and on June 20, 2014.

Sergey Solonin is the ultimate controlling shareholder of the Group as of December 31, 2022.

Information on the Company’s principal subsidiaries is disclosed in Note 5.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements

2.1	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and the requirements of the Cyprus Companies Law, Cap. 113, under the historical cost convention, as modified by the initial recognition of financial instruments based on fair value, and by revaluation of financial instruments categorised at fair value through profit or loss (FVTPL) and at fair value through other comprehensive income (FVOCI). The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. Despite the risks and uncertainties the Group is facing disclosed in Note 29, the management believes that the Group will continue to operate on a going concern basis in the foreseeable future. Therefore, these consolidated financial statements are prepared accordingly. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest million (RUB (000,000)) except when otherwise indicated.

Group’s subsidiaries maintain and prepare their accounting records and prepare their statutory accounting reports in accordance with domestic accounting legislation. Standalone financial statements of subsidiaries are prepared in their respective functional currencies (see Note 3.3 below).

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of QIWI plc and its subsidiaries as of December 31 each year.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee,
-	Rights arising from other contractual arrangements,
-	The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group losses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.2	Basis of consolidation (continued)

All intra-group balances, income, expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full, except for the foreign exchange gains and losses arising on intra-group loans.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

-	Derecognises the assets (including goodwill) and liabilities of the subsidiary.
-	Derecognises the carrying amount of any non-controlling interests, including any components of other comprehensive income attributable to them.
-	Recognises the fair value of the consideration received.
-	Recognises the fair value of any investment retained.
-	Recognises any surplus or deficit in profit or loss.
-	Reclassifies to profit or loss or retained earnings, as appropriate, the amounts previously recognized in OCI as would be required if the Group had directly disposed of the related assets or liabilities.

2.3	Changes in accounting policies

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of the new and amended IFRS and IFRIC interpretations as of January 1, 2022. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards became effective from January 1, 2022, but did not have any material impact on the consolidated financial statements of the Group:

-	Amendments to IFRS 3: Reference to the Conceptual Framework (issued in May 2020)
-	Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use (issued in May 2020)
-	Amendments to IAS 37: Onerous Contracts – Costs of Fulfilling a Contract (issued in May 2020)
-	2018-2020 annual improvements to IFRS standards:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter
-	IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
-	IAS 41 Agriculture – Taxation in fair value measurements

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued but not yet effective

The following other new pronouncements are not expected to have any material impact on the Group when adopted:

-	IFRS 17 Insurance Contracts (issued in May 2017 and effective for annual periods beginning on or after January 1, 2023)
-	Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information (issued in December 2021 and effective for annual periods beginning on or after January 1, 2023)
-	Amendments to IAS 1: Classification of liabilities as current or non-current (issued on January 23, 2020 and effective for annual periods beginning on or after January 1, 2024)
-	Amendments to IAS 1 Presentaion of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued in February 2021 and effective for annual periods beginning on or after January 1, 2023)
-	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (issued in February 2021 and effective for annual periods beginning on or after January 1, 2023)
-	Amendments to IAS 12 Income tax: Deferred tax related to assets and liabilities arising from a single transaction (issued in May 2021 and effective for annual periods beginning on or after January 1, 2023)
-	Amendments to IFRS 16 Lease: Lease Liability in a Sale and Leaseback (issued in September 2022 and effective for annual periods beginning on or after January 1, 2024)
-	Amendments to IFRS 10 Consolidated Financial Statements and Amendments to IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date postponed indefinitely; early adoption continues to be permitted)

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

3.1	Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

If a business combination results in the termination of pre-existing relationships between the Group and the acquiree, then the Group identifies any amounts that are not part of what the Group and the acquiree exchanged in the business combination. The Group recognizes as part of applying the acquisition method, only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequently, contingent consideration classified as an asset or liability, is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

The Group measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquired entity are assigned to those units.

Where goodwill has been allocated to a cash-generating unit and certain operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.2	Investments in associates and joint ventures

The Group’s investment in its associate and joint ventures are accounted for using the equity method. An associate is an entity in which the Group has significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. unanimous consent of the parties) have rights to the net assets of the arrangement.

Under the equity method, the investment in the associate or joint venture is carried on the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate/joint venture. Goodwill relating to the associate/joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects the Group’s share of the results of operations of the associate/joint venture. When there has been a change recognized directly in the equity of the investment, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate/joint venture are eliminated to the extent of the interest in it.

The Group’s share of profit of an associate/joint venture is shown on the face of the statement of comprehensive income or in the notes. This is the profit attributable to equity holders of the associate/joint venture and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate/joint venture.

The financial statements of the associates/joint ventures are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its associates/joint ventures. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate/joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of an investment in associate/joint venture and its carrying value and recognizes any respective loss in the statement of comprehensive income.

Upon loss of significant influence over the associate/joint venture, the Group measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate/joint venture upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.3	Foreign currency translation

The consolidated financial statements are presented in Russian rubles (RUB), which is the Company’s functional and the Group’s presentation currency. Each entity in the Group determines its own functional currency, depending on what the underlying economic environment is, and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the functional currency rate of exchange at the reporting date. All differences are taken to profit or loss. They are shown separately for each Group company but netted by major types of monetary assets and liabilities. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on retranslation of non-monetary items is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of the foreign operations is generally the respective local currency – US Dollar (U.S.$), Euro (€), Kazakhstan tenge (KZT), Belarussian ruble (BYR), Moldovan leu (MDL). As of the reporting date, the assets and liabilities of these operations are translated into the presentation currency of the Group (the Russian Ruble) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the average exchange rates for the year or exchange rates prevailing on the date of specific transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the profit or loss.

The exchange rates of the Russian ruble to each respective currency as of December 31, 2022 and 2021 were as follows:

	Average exchange rates for the year ended December 31,		Exchange rates at December 31,
	2021	2022	2021	2022
US Dollar	73.6541	68.5494	74.2926	70.3375
Euro	87.1877	72.5259	84.0695	75.6553
Kazakhstan Tenge (100)	17.2630	14.8608	16.9000	15.2583
Belarussian Ruble	29.0198	25.9463	29.1458	25.7044
Moldovan Leu (10)	41.6625	36.4533	41.8550	36.7146

The currencies listed above are not a fully convertible outside the territories of countries of their operations. Related official exchange rates are determined daily by the Central Bank of the Russian Federation (further CBR). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective Central Banks. The translation of assets and liabilities denominated in the currencies listed above into RUB for the purposes of these financial statements does not indicate that the Group could realize or settle, in RUB, the reported values of these assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported RUB value of capital and retained earnings to its shareholders.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.4	Property and equipment

3.4.1	Cost of property and equipment

Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment loss. Expenditures for continuing repairs and maintenance are charged to the profit or loss as incurred.

3.4.2	Depreciation and useful lives

Depreciation is calculated on property and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Processing servers and engineering equipment	3-10 years
Computers and office equipment	3-6 years
Other equipment	2-11 years

Useful lives of leasehold improvements of leased office premises are determined at the lower between the useful live of the asset or the lease term. The asset’s residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

3.5	Intangible assets

3.5.1	Software and other intangible assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected generation of future benefits, generally 3-5 years. During the period of development, the asset is tested for impairment annually.

3.5.2	Software development costs

Development expenditure on an individual project is recognized as an intangible asset when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the ability to measure reliably the expenditure during development.

3.5.3	Useful life and amortization of intangible assets

The Group assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.5	Intangible assets (continued)

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Below is the summary of useful lives of intangible assets:

Bank license	indefinite
Customer relationships	4-15 years
Computer Software	2-9 years
Trademarks and other intangible assets	3-11 years

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. Indefinite-lived intangible assets include the acquired licenses for banking operations. It is considered indefinite-lived as the related license is expected to be renewed indefinitely.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of comprehensive income when the asset is derecognized.

3.6	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset, other than goodwill and intangible assets with indefinite useful life, may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

These calculations are corroborated by valuation multiples, quoted share prices for publicly traded analogues, if applicable, or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s cash generating units (CGU), to which the individual assets are allocated.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.6	Impairment of non-financial assets (continued)

These budgets and forecast calculations generally cover a period of three years or longer, when management considers appropriate. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the last year.

Impairment losses of continuing operations are recognized in profit or loss in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount.

That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. The following criteria are also applied in assessing impairment of specific assets:

Goodwill

The Group performs its impairment test of goodwill annually and whenever certain events and circumstances indicate that its carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units, to which the goodwill relates as higher of its value in use and its fair value less costs to sell. Where the recoverable amount of the cash-generating units is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful life

Intangible assets with indefinite useful life are tested for impairment annually as of December 31, at the cash generating unit level, as appropriate and whenever events and circumstances indicate that an asset may be impaired.

3.7	Financial assets

3.7.1	Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

3.7.2	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

-	Financial assets at amortised cost
-	Financial assets at fair value through OCI with recycling of cumulative gains and losses
-	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition
-	Financial assets at fair value through profit or loss

Financial assets at amortised cost

This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

The Group’s financial assets at amortised cost includes cash and cash equivalents, reserves at CBR, debt instruments, trade and other receivables and loans issued.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the profit or loss section of statement of comprehensive income.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

The Group’s financial assets at fair value through profit or loss includes several loans that did not pass SPPI test and option to increase its share in the associate.

Financial assets at fair value through OCI

For debt securities at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the of profit or loss section of consolidated statement of comprehensive income and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

The Group’s debt securities at fair value through OCI mostly represent investments in quoted debt securities included under short-term debt securities.

3.7.3	Impairment - credit loss allowance for ECL

The Group assesses and recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss.

The measurement of ECL reflects:

-	an unbiased and probability weighted amount that is determined by evaluating a range of possible outcomes;
-	the time value of money; and
-	all reasonable and supportable information that is available without undue cost and effort at the end of each reporting period about past events, current conditions and forecasts of future economic conditions.

Debt instruments measured at AC are presented in the consolidated statement of financial position net of the allowance for ECL.

For loan commitments (where those components can be separated from the loan), a separate provision for ECL is recognised as other financial liabilities as part of accounts payable in the consolidated statement of financial position. For debt instruments at FVOCI, an allowance for ECL is recognised in profit or loss and it affects fair value gains or losses recognised in OCI rather than the carrying amount of those instruments.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

The Group applies a “three stage” model for impairment in accordance with IFRS 9, based on changes in credit quality since initial recognition:

1.	A financial instrument that is not credit-impaired on initial recognition is classified in Stage 1. Financial assets in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that results from default events possible within the next 12 months (12 month ECL).
2.	If the Group identifies a significant increase in credit risk (“SICR”) since initial recognition, the asset is transferred to Stage 2 and its ECL is measured based on ECL on a lifetime basis (lifetime ECL).
3.	If the Group determines that a financial asset is credit-impaired, the asset is transferred to Stage 3 and its ECL is measured as a lifetime ECL.

For financial assets that are credit-impaired on purchase or at origination, the ECL is always measured at a lifetime ECL. Note 31 provides information about inputs, assumptions and estimation techniques used in measuring ECL, including an explanation of how the Group incorporates forward-looking information in the ECL models.

3.7.4	Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-	The rights to receive cash flows from the asset have expired
-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset.

In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.8	Financial liabilities

3.8.1	Initial recognition and measurement

All financial liabilities are recognised initially at fair value, minus, in the case of financial liability not at fair value through profit or loss, transaction costs that are directly attributable to issue of financial liability.

The Group classifies all financial liabilities as subsequently measured at amortised cost (trade and other payables, debt, deposits, customer accounts and amounts due to banks), except for financial liabilities at fair value through profit or loss and financial guarantees.

3.8.2	Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. The Group has no such instruments.

Debt and deposits

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the profit or loss section of the consolidated statement of comprehensive income.

Financial guarantees

Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the commissions initially recognised less the cumulative amount of income recognised in the consolidated statement of comprehensive income, and an ECL allowance. The commissions received is recognised in the consolidated statement of comprehensive income in other revenue on a straight line basis over the life of the guarantee.

Undrawn loan commitments

Undrawn loan commitments are commitments under which, over the duration of the commitment, the Group is required to provide a loan with pre-specified terms to the customer. Commitments to provide loans are initially recognised at their fair value, which is normally evidenced by the amount of fees received. At the end of each reporting period, the commitments are measured at the amount of the loss allowance determined based on the expected credit loss model. For loan commitments (where those components can be separated from the loan), a separate provision for ECL is recognised as a liability in the consolidated statement of financial position.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.8	Financial liabilities (continued)

3.8.3	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

In accordance with terms and conditions of use of e-wallet accounts and system rules, the Group charges a fee on its consumers on the balance of unused accounts after certain period of inactivity and unclaimed payments. Such fees are recorded as revenues in the period a fee is charged.

3.8.4	Offsetting financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if:

-	There is a currently enforceable legal right to offset the recognized amounts; and
-	There is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
-	The right of set-off:
-	Must not be contingent on a future event; and

Must be legally enforceable in all of the following circumstances:

(i) the normal course of business;

(ii) the event of default; and

(iii) the event of insolvency or bankruptcy of the entity and all of the counterparties

3.9	Cash and cash equivalents

Cash comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less and are included as a component of cash and cash equivalents for the purpose of the consolidated statement of financial position and consolidated statement of cash flows.

3.10	Employee benefits

3.10.1	Personnel expenses

Wages and salaries paid to employees are recognized as expenses in the current year. The Group also accrues expenses for future vacation payments and short-term or long-term employee bonuses.

3.10.2	Social contributions and defined contributions to pension fund

Under provisions of the Russian legislation, social contributions include defined contributions to pension and other social funds of Russia and are calculated by the Group by the application of a regressive rate (from 30% to 15% in 2022 and 2021) to the annual gross remuneration of each employee. For the year ended December 31, 2022 defined contributions to pension funds of Russia of the Group amounted to 749 (2021 – 679).

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.11	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of discounting is material, provisions are determined by discounting the expected value of future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Performance guarantees

Performance guarantees are contracts that provide compensation if another party fails to perform a contractual obligation. Performance guarantees are initially recognized at their fair value, which is usually equal to the amount of fees received. This amount is amortised on a straight line basis over the life of the contract. Performance guarantees do not transfer credit risk. The risk under performance guarantee contracts is the possibility that the failure to perform the contractual obligation by another party occurs.

3.12	Special contribution for defence of the Republic of Cyprus

Dividend Distribution

Cyprus entities that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for the defence fund of the Republic of Cyprus is levied at the 17% rate for 2021, 2022 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

The Company’s ultimate shareholder as of December 31, 2022 is non-Cypriot tax resident and as such the Cypriot deemed dividend distribution rules are not applicable.

Dividend income

Dividends received from a non-resident (foreign) company are exempt from the levy of defence contribution if either the dividend paying company derives at least 50% of its income directly or indirectly from activities which do not lead to investment income (“active versus passive investment income test” is met) or the foreign tax burden on the profit to be distributed as dividend has not been substantially lower than the Cypriot corporate income tax rate (i.e. lower than 6.25%) at the level of the dividend paying company (“effective minimum foreign tax test” is met).

The Company has not been subject to defence tax on dividends received from abroad as the dividend paying entities are engaged in other than investing activities.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.13	Income taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Current income tax relating to items recognized in other comprehensive income is recognized in other comprehensive income.

Deferred income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.14	Revenue from contracts with customers and transaction cost recognition

Revenue from contracts with customers is recognized when control of the services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer. Revenues and related cost of revenue from services are recognized in the period when services are rendered, regardless of when payment is made.

All performance obligations are either satisfied at a point of time or over time. In the former case they represent a separate instantaneous service, in the latter – a series of distinct services that are substantially the same and that have the same pattern of transfer to the customers. Such performance obligations are invoiced at least monthly. Progress of performance obligations satisfied over time is measured by the output method. The Group recognizes the majority of its revenue at a point of time.

Contract price is allocated separately to each performance obligation. There are generally no variable amounts affecting consideration at the moment such consideration is recognized as revenue. In the rare cases when the variability exists, the Group makes estimate of the amount to be recognized basing on appropriate budgets and models. Consideration from customers does not have any non-cash component. Consideration payable to a customer is accounted for as a reduction of the transaction price and, therefore, a reduction of revenue. Consideration from customers is normally received within a few months and never in more than a year. Consequently, the Group believes it contains no significant financing component.

Within some components of its business, the Group pays remuneration to its employees and third parties for attracting customers. The costs which are incremental to acquisition of new customers are further analysed for recoverability. If this expenditure is expected to be reimbursed by future income, it is capitalized as costs to obtain a contract and amortized during the contract term.

Payment processing fee revenues and related transaction costs

Payment processing fee revenues include the following types:

-	fees for processing of consumer payment (consumer fee and merchant fee),
-	conversion fees.

The Group earns a fee for processing payments initiated by the individuals (“consumers”) to pay to merchants and service providers (“merchants”) or transfer money to other individuals. Payment processing fees are earned from consumers or merchants, or both. Consumers can make payments to various merchants through kiosks or a network of agents and bank-participants of payment system or through the Group’s website or applications using a unique user login and password (e-payments). When a consumer payment is processed, the Group may incur transaction costs to acquire payments payable to agents, bank-participants, mobile operators, international payment systems and other parties. The payment processing fee revenue and related receivable, as well as the transaction cost and the related payable, are recognized at the point when merchants or individuals accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross. Any fees from agents and other service providers are recorded as reduction of transactions costs unless the fee relates to distinct service rendered by the Group.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.14	Revenue from contracts with customers and transaction cost recognition (continued)

The Group generates revenue from the foreign currency conversion when payments are made in currencies different from the country of the consumer, mainly Russia. The Group recognizes the related revenues at the time of conversion in the amount of conversion commission representing the difference between the current Russian or relevant country Central Bank foreign currency exchange rate and the foreign currency exchange rate charged by the Group’s processing system.

Cash and settlement service fees

The Group charges a fee for managing current bank accounts and deposits of individuals and legal entities, including guarantee deposits from agents placed with the bank to cover consumer payments they accept. Related revenue is recorded as services are rendered or as transactions are processed.

Other revenues

Other revenues include revenues from commissions charged for platform and marketing services, commissions for issuing guarantees and some other minor activities. Related revenue is recorded as services are rendered.

3.15.	Recognition of interest income and interest expense

For all financial instruments measured at amortized cost and financial instruments measured at fair value through other comprehensive income, interest income or expense is recorded using the EIR method. The EIR (and therefore, the amortised cost of the asset) is calculated by taking into account any discount or premium on acquisition, fees and transaction costs that are an integral part of the EIR of the financial instrument.

The Group calculates interest income by applying the EIR to the gross carrying amount of financial assets other than credit-impaired assets. When a financial asset becomes credit-impaired and is, therefore, regarded as ‘Stage 3’, the Group calculates interest income by applying the effective interest rate to the net amortised cost of the financial asset. If the financial assets restore and is no longer credit-impaired, the Group reverts to calculating interest income on a gross basis.

Interest income from bank loans and short-term and long-term investments performed as part of the Group’s treasury function is classified as part of revenues. Interest income derived from loans issued to various third and related parties as part of other arrangements is classified as interest income. All interest received from loans and investments is shown as cash inflows from operating activity in the consolidated statement of cash flows.

Interest expense from bank borrowings intended to attract funds for reinvestment is classified as part of cost of revenue. Interest expense derived from borrowings attracted from various third parties as part of other arrangements is classified as interest expense not as part of cost of revenue. All interest paid on borrowings is shown as cash outflows from operating activity in the consolidated statement of cash flows.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.16	Share-based payments

Employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled payments) or for cash (cash -settled payments).

Equity-settled share-based payments

The expense of equity-settled transactions is recognized, together with a corresponding increase in other reserves in equity, over the vesting period and is measured at the fair value of the award determined at the grant date, which is amortized over the service (vesting) period. The fair value of the equity award is estimated only once at the grant date and is trued up to the estimated number of instruments that are expected to vest.

Cash-settled share-based payments

The expense is recognized gradually over the vesting period and is measured at the fair value of the liability at each end of the reporting period. The liability is measured, initially and at the end of each reporting period until settled, at fair value, taking into account the vesting terms and conditions on which the instruments were granted and the extent to which the employees have rendered service to date.

3.17	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Group as a lesee, applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term or a change in the lease payments.

Right-of-use assets

Right-of-use assets are recognized at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Right-of-use assets are depreciated on a straight-line basis over the expected lease term which comprises up to 10 years.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.17	Leases (continued)

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of office premises (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.

3.18	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the statement of comprehensive income, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when the Group retains a non-controlling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the statement of comprehensive income.

Property and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Significant judgments

Recognition of control, joint control, or significant influence over entities

In assessing business combinations, the Group analyses all relevant terms and conditions of management of the acquired or newly established entities and exercise judgment in deciding whether the Group has control, joint control, or significant influence over them. As a result, certain acquisitions where the Group’s share is over 50% may not be recognized as consolidated subsidiaries and vice versa. See Note 6 for details.

Significant estimates and assumptions

Significant estimates reflected in the Group’s consolidated financial statements include, but are not limited to:

-	Fair values of assets and liabilities acquired in business combinations;
-	Useful life of intangible assets;
-	Impairment of goodwill and intangible assets;
-	Impairment of financial assets (ECL measurement);
-	Uncertain position over risk assessment.

Actual results could materially differ from those estimates. The key assumptions concerning the future events and other key sources of estimation uncertainty at the reporting date that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Fair values of assets and liabilities acquired in business combinations

The Group recognizes separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Impairment of goodwill and intangible assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation, which is the main method for CGU level, is based on a DCF model. The cash flows are derived from the budget for the next tree years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognised by the Group. The key assumptions used to determine the recoverable amount for the different CGUs are disclosed and further explained in Note 11.

ECL measurement

The Group records an allowance for ECLs for financial guarantees, all loans, loan commitments and other debt financial assets not held at FVPL. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss or LTECL), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months’ expected credit loss (12mECL). The 12mECL is the portion of LTECL that represents the ECLs that result from default events on a financial instrument that are possible within the 12 months after the reporting date. Both LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate. The mechanics of the ECL calculations are outlined below and the key elements are as follows:

- PD	The Probability of Default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognised and is still in the portfolio.
- EAD	The Exposure at Default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.
- LGD	The Loss Given Default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realisation of any collateral. It is usually expressed as a percentage of the EAD.

For other financial assets (i.e., cash in banks, loans and debt instruments) and financial liabilities (i.e., financial guarantees and credit related commitments) the Group has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

ECL measurement (continued)

In all cases, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due. The Group considers a financial asset in default when contractual payment are 90 days past due (except for debt securities and accounts/deposits within financial institutions of 14 days). However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

For Trade and other receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group has established a provision matrix that is based on the Group’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For factoring and performance loans and its undrawn credit commitments ELC calculation the Group used internal historical loans loss rates statistics for assessment of probabilities of default. The loss given default is an estimate of the loss arising in the case where a default occurs at a given time and is based on internal statistics.

Further details on provision for impairment of loans and receivables are disclosed in Notes 12, 13.

Uncertainty over risk assessment

The Group discloses possible and recognises probable risks in respect of currency, customs, litigations, tax and other regulatory positions. Management estimates the amount of risk based on its interpretation of the relevant legislation, in accordance with the current industry practice and in conformity with its estimation of probability, which requires considerable judgment. See Note 29 for the details and amount of possible risks.

QIWI plc

Notes to consolidated financial statements (continued)

5.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2021	As of December 31, 2022
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems, money transfers and Bank operations	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI Technologies LLC (Russia)	Software development	100%	80%
ROWI Factoring Plus LLC (Russia)	Factoring services to SME	51%	51%
ContactPay Solution (United Kingdom)	Operation of on-line payments	100%	100%
Rocket Universe LLC (Russia)	Software development	100%	100%
Billing Online Solutions LLC (Russia)	Software development	100%	100%
Flocktory Ltd (Cyprus)	Holding company	100%	100%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	100%	100%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	100%	100%
SETTE FZ-LLC (UAE)	Payment Services Provider	100%	100%
LALIRA DMCC (UAE)	Payment Services Provider	100%	100%
MFC Polet Finance LLC(Russia)	Retail financial services	100%	100%
QIWI Finance LLC (Russia)	Financing management	100%	100%
ROWI Tech LLC (Russia)	Software development	51%	51%
QIWI Platform LLC (Russia) [1]	Software development	100%	–
Flocktory LLC (Russia) [2]	Research and development	–	100%
Qiwi Lab LLC (Russia) [2]	Software development	–	100%
QIWI Payments LLC (Russia) [2]	Software development	–	80%
IntellectMoney LLC (Russia) [3]	Software development	–	100%
Managing Company "RealWeb" Ltd (Russia) (Note 6)	Management services	–	100%
IA RealWeb Ltd (Russia) (Note 6)	Digital marketing	–	75%
Sfera LLC (Russia) (Note 6)	Digital marketing	–	83%
Centra Ltd (Russia) (Note 6)	Software development	–	100%
Fusion Tech Ltd (Russia) (Note 6)	Digital marketing	–	100%
De Vision Ltd (Russia) (Note 6)	Software development	–	75%
Vailmobail LLC (Russia) (Note 6)	Digital marketing	–	75%
Konversiya LLC (Russia) (Note 6)	Recruitment services	–	75%
IA REAL WEB CJSC (Armenia) (Note 6)	Digital marketing	–	75%
RW Consulting (Latvia) (Note 6)	Digital marketing	–	83%
RealWeb (Latvia) (Note 6)	Digital marketing	–	83%
IT LAB AND PAYMENTS FE LLC [2] (Uzbekistan)	Software development	–	100%
Associate
Advanced Digital Applications Holding Ltd (BVI) (Note 6)	Operation of on-line payments	–	9.91%

1 The Entity was liquidated during 2022

2 The Entities were established during 2022

3 The Entity was acquired during 2022 for 90. The Group determined the fair value of Entity’s software, trademark and client base as 80, and recognized them as intangible assets as at the acquisition date.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations

2022

Taxiaggregator

During December 2021 - January 2022, the Group completed a series of transactions related to the acquisition of assets of the Taxiaggregator business combined with the hiring of its employees into an existing Group subsidiary QIWI Technologies LLC. In January 2022, the Group obtained control over the Taxiaggregator business. As a result, the Group owns 80% of the business with the remaining 20% owned by the founder of Taxiaggregator. The acquisition has been accounted for using the acquisition method.

Taxiaggregator is a SaaS platform that provides payment solutions and data analytics tool for taxi companies and taxi drivers. The platform allows drivers to see balances and order history from all aggregators consolidated in real time at a convenient interface and get instant payouts after each trip. The transaction falls within the Group’s strategy to further develop its value proposition in payment segment for self-employed. From the very beginning QIWI has been an exclusive payment partner of Taxiaggregator. The Group’s expenses for information services from the business for the year ended December 31, 2021, amounted to 139.

The consideration measured at fair values comprised the following:

The acquisition date fair value of the Group’s previously held interest	116
Cash consideration	706
Total consideration transferred	822

Cash consideration has been paid in full as of the reporting date (215 during the first quarter 2022 and 491 during the year 2021).

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Fair value
Net assets acquired:
Intangible assets	233
Software	64
Customer relationships	169
Deferred tax liabilities	(39)
Total identifiable net assets at fair value	194
Group’s share of net assets acquired (80%)	156
Goodwill arising on acquisition	666

The Goodwill resulted as the difference between the Group’s share of the fair value of net assets acquired in the business combination and the consideration paid amounted to 666 and related to the potential synergy with the Payment services segment of the Group. Goodwill was allocated to the Payment services CGU. None of the goodwill recognized is expected to be deductible for income tax purposes.

Revenue and net profit of the Taxiaggregator business from the acquisition date to December 31, 2022 was insignificant.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations (continued)

RealWeb

During December 2022, the Group completed a series of transactions related to the acquisition of subsidiaries of the RealWeb group. In the middle of December 2022, the Group obtained control over RealWeb business. As a result, the Group owns 79% of the business and has the intention to increase its share to 100% during the year 2023. The acquisition has been accounted for using the acquisition method. Pre-existing relationships between the Group and RealWeb were not significant.

Realweb is a leading full-cycle digital marketing service provider in Russia, which provides context and media advertising management services, social network presence, programmatic, CPA and mobile marketing type of services. The transaction allows the Group to attain leading positions in the growing advertising and digital marketing business segments based on RealWeb’s expertise and to further diversify the Group’s product portfolio.

The consideration transferred to the seller comprised cash only and amounted to 1,773.

The provisional fair value of the identifiable assets and liabilities as of the date of the acquisition was:

Net assets acquired:	Fair value
Intangible assets	1,163
Software	792
Trademarks	371
Trade and other receivables	3,286
Cash and cash equivalents	3,089
Other assets	116
Deferred tax	(140)
Trade and other payables	(6,056)
Other liabilities	(273)
Total identifiable net assets at fair value	1,185
Group’s share of net assets acquired (79%)	931
Goodwill arising on acquisition	842

The Group aplied the relief-from-royalty method to determine the fair value of the trademarks and replacement cost approach to determine the fair value of the software. The significant assumptions used to estimate the fair value of the trademarks are the forecasted revenue growth rates, royalty rate and discount rate. The significant assumptions used to estimate the fair value of the software are the number of staff hours required to develop the software and the related personnel cost.

The provisional Goodwill calculated as the difference between the Group’s share of the fair value of the identifiable net assets acquired in the business combination and the consideration paid amounted to 842 and related to the expected synergy with the Group’s existing business. Goodwill was allocated to the new CGU RealWeb. None of the goodwill recognised is expected to be deductible for the income tax purposes.

Revenue of RealWeb business from the acquisition date to the reporting date amounted to 981 and the net profit was insignificant. The management of the Group does not provide the information regarding revenue and profit or loss of the combined entity for the current reporting period as though the acquisition happened on January 1, 2022, due to the fact that RealWeb had no financial statements prepared in accordance with IFRS and therefore preparation of such disclosure would have been impracticable.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations (continued)

RealWeb (continued)

Analysis of cash flows on acquisition:	Amount
Cash paid	(1,773)
Net cash acquired with the subsidiaries	3,089
Total cash acquired in business combination	1,316

PYYPL

At the end of September, 2022, the Group acquired a 9.9% stake in Advanced Digital Applications Holding Ltd (ADAH), the parent of PYYPL fintech company that provides financial services for underbanked customers in Middle East and North Africa region. The transaction is in line with the management plans for an expansion to the international Fintech markets. The Group considers having a significant influence over the investee as has a guaranteed seat (one out of three) at its Board of Directors and hence can participate in decision making regarding its relevant activities. Thus, the Group recognizes this investment as an associate and accounts for it under the equity method.

The transaction was financed within the Group’s available cash. As part of the deal, the Group obtained for free the option to increase its stake in the future up to 26% on favorable conditions until the end of April 2024.

The consideration measured at fair values was made by the following:

Cash consideration transferred ($11 million)	660
Fair value of option received from ADAH	(333)
Total consideration	327

Cash consideration has been paid in full as of the reporting date.

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Net assets acquired:	Fair value
Intangible assets	408
Accounts receivable	610
Cash and cash equivalents	603
Other assets	25
Debt	(512)
Trade and other payables	(204)
Other liabilities	(57)
Total identifiable net assets at fair value	873
Group’s share of net assets acquired (9.9%)	86
Goodwill arising on acquisition	241

Goodwill related to the associate amounted to 241 and is included in the carrying amount of the investment in associate.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations (continued)

2021

Tochka sale

During third quarter 2021, the Group has completed the sale of its 40% stake (45% economic interest) in the capital of its associate company, Tochka to a third party.

The result of disposal is presented below:

Fixed amount	4,947
Amount contingent on Tochka’s earnings for the year 2021	4,647
Dividends received from associate*	532
Carrying amount of disposed investment	(1,949)
Total gain on disposal	8,177

* Receiving the Dividends was the substantial condition of the transaction and treated as part of the price. Dividends were received after the Group has ceased to apply equity accounting for the associate.

Dividends and fixed amount of cash consideration were received during the third quarter of 2021. Contingent part was received in second quarter of 2022 in the amount of 4,855.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments

The Chief executive officer (CEO) of the Group is considered as the chief operating decision maker of the Group (CODM). In reviewing the operational performance of the Group and allocating resources, the CODM reviews selected items of each segment’s consolidated statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered their responsibilities as well as the following factors:

-	The CEO determines compensation of other executive officers while the Group’s board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the Board of directors (BOD);

-	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and

-	The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segments by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs. The Group does not monitor balances of assets and liabilities by segments as the CODM considers they have no impact on decision-making.

The Group has identified its operating segments based on the types of products and services the Group offers. The CODM reviews segment net revenue, segment profit before tax and segment net profit separately for Payment Services reportable segment. Payment Services (PS) is the operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to the CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as share-based payments, offering expenses, the effect of disposal of subsidiaries and fair value adjustments, such as amortization and impairment, as well as non-recurring items that occur from time to time and are evaluated for adjustment as and when they occur. The tax effect of these adjustments is also excluded from management reporting.

QIWI plc

Notes to consolidated financial statements (continued)

7. Operating segments (continued)

The segments’ consolidated statement of comprehensive income for the year ended December 31, 2022, as presented to the CODM are presented below:

	2022
	PS	CO	Total
Segment net revenue	30,103	4,034	34,137
Segment profit/(loss) before tax	20,036	(1,527)	18,509
Segment net profit/(loss)	15,799	(1,803)	13,996

The segments’ consolidated statement of comprehensive income for the year ended December 31, 2021, as presented to the CODM are presented below:

	2021
	PS	CO	Total
Segment net revenue	21,100	2,013	23,113
Segment profit/(loss) before tax	13,832	(1,120)	12,712
Segment net profit/(loss)	10,971	(1,377)	9,594

Segment net revenue, as presented to the CODM, for the years ended December 31, 2021 and 2022 is calculated by subtracting cost of revenue from revenue as presented in the table below:

	2021	2022
Revenue under IFRS	41,135	51,502
Cost of revenue	(18,022)	(17,365)
Total segment net revenue, as presented to CODM	23,113	34,137

A reconciliation of segment profit before tax as presented to the CODM to IFRS consolidated profit before tax of the Group, for the years ended December 31, 2021 and 2022 is presented below:

	2021	2022
Consolidated profit before tax under IFRS	20,616	18,184
Gain on disposal of an associate	(8,177)	–
Fair value adjustments recorded on business combinations and their amortization	241	219
Impairment of non-current assets	24	47
Share-based payments	8	59
Total segment profit before tax, as presented to CODM	12,712	18,509

A reconciliation of segment net profit as presented to the CODM to IFRS consolidated net profit of the Group, for the years ended December 31, 2021 and 2022 is presented below:

	2021	2022
Consolidated net profit under IFRS	17,536	13,755
Gain on disposal of an associate	(8,177)	–
Fair value adjustments recorded on business combinations and their amortization	241	219
Impairment of non-current assets	24	47
Share-based payments	8	59
Effect from taxation of the above items	(38)	(84)
Total segment net profit, as presented to CODM	9,594	13,996

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments (continued)

Geographic information

Revenues from external customers are presented below:

	2021	2022
Russia	36,988	45,826
Other CIS	2,313	3,179
EU	508	1,002
Other	1,326	1,495
Total revenue	41,135	51,502

Revenue is recognized according to merchants’ or consumers’ geographic place. The majority of the Group’s non-current assets are located in Russia.

The Group does not have any single external customer amounting to 10% or greater of the Group’s revenue for the year ended December 31, 2022 (The Group had only one external customer where revenue exceeded 10% of the Group’s total 16.3% for the year ended December 31, 2021. This revenue was generated within the PS segment).

Disaggregated revenue information

Disagregation of revenues from contracts with customers are presented below:

	2022
	PS	CO	Total
Payment processing fees	37,689	–	37,689
Cash and settlement service fees	1,299	79	1,378
Platform and marketing services related fees	119	1,936	2,055
Fees for guarantees issued	17	1,506	1,523
Other revenue	374	33	407
Total revenue from contracts with customers	39,498	3,554	43,052

	2021
	PS	CO	Total
Payment processing fees	33,397	–	33,397
Cash and settlement service fees	114	386	500
Platform and marketing services related fees	145	813	958
Fees for guarantees issued	20	703	723
Other revenue	322	11	333
Total revenue from contracts with customers	33,998	1,913	35,911

QIWI plc

Notes to consolidated financial statements (continued)

8. Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent adjusted for the effect of any potential share exercise by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	2021	2022
Net profit attributable to ordinary equity holders of the parent for basic earnings	17,399	13,119
Weighted average number of ordinary shares for basic earnings per share	62,433,524	62,619,727
Effect of share-based payments	20,482	–
Weighted average number of ordinary shares for diluted earnings per share	62,454,006	62,619,727

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	278.68	209.50
Diluted, profit attributable to ordinary equity holders of the parent	278.59	209.50

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

9. Property and equipment

	Processing servers and engineering equipment	Computers and office equipment	Leasehold improvements	Right of use of leased assets (Note 22)	Other equipment	Construction in progress (CIP) and Advances for equipment	Total
Cost
Balance as of December 31, 2020	1,402	322	453	1,630	44	23	3,874
Transfer between groups	18	–	–	–	–	(18)	–
Additions	194	67	11	40	4	44	360
Disposals	(26)	(32)	(171)	(361)	(13)	–	(603)
Balance as of December 31, 2021	1,588	357	293	1,309	35	49	3,631
Transfer between groups	4	18	–	–	–	(22)	–
Additions	108	60	5	156	3	55	387
Additions from business combinations		26	–	28	1	–	55
Disposals	(124)	(92)	(111)	(418)	(10)	–	(755)
Balance as of December 31, 2022	1,576	369	187	1,075	29	82	3,318

Accumulated depreciation and impairment:
Balance as of December 31, 2020	(764)	(205)	(440)	(543)	(29)	–	(1,981)
Depreciation charge	(253)	(74)	(6)	(273)	(5)	–	(611)
Disposals	22	18	171	160	7	–	378
Balance as of December 31, 2021	(995)	(261)	(275)	(656)	(27)	–	(2,214)
Depreciation charge	(212)	(63)	(9)	(246)	(7)	–	(537)
Disposals	104	88	112	282	10	–	596
Balance as of December 31, 2022	(1,103)	(236)	(172)	(620)	(24)	–	(2,155)

Net book value
As of December 31, 2020	638	117	13	1,087	15	23	1,893
As of December 31, 2021	593	96	18	653	8	49	1,417
As of December 31, 2022	473	133	15	455	5	82	1,163

As of December 31, 2022, the gross book value of fully depreciated assets equals 831 (2021 – 888).

QIWI plc

Notes to consolidated financial statements (continued)

10. Intangible assets

	Goodwill	Customer relationships	Licenses	Computer Software	Trade marks and brands	Advances for intangibles, CIP and others	Total
Cost:
Balance as of December 31, 2020	7,084	5,485	183	1,551	387	111	14,801
Additions	–	–	–	154	–	58	212
Additions from business combinations	–	–	–	12	–	–	12
Transfer between groups	–	–	–	12	–	(12)	–
Disposals	–	–	–	(256)	(139)	(2)	(397)
Balance as of December 31, 2021	7,084	5,485	183	1,473	248	155	14,628
Additions	–	–	–	111	–	123	234
Additions from business combinations	1,508	201	–	896	380	–	2,985
Transfer between groups	–	–	–	37	–	(37)	–
Disposals	–	–	–	(109)	–	(49)	(158)
Balance as of December 31, 2022	8,592	5,686	183	2,408	628	192	17,689

Accumulated Amortization:
Balance as of December 31, 2020	–	(2,687)	–	(926)	(356)	(19)	(3,988)
Amortization charge	–	(303)	–	(196)	(4)	(16)	(519)
Impairment	–	–	–	(11)	–	–	(11)
Disposals	–	–	–	250	139	2	391
Balance as of December 31, 2021	–	(2,990)	–	(883)	(221)	(33)	(4,127)
Amortization charge	–	(319)	–	(212)	(5)	(12)	(548)
Impairment	–	–	–	–	–	(47)	(47)
Disposals	–	–	–	112	–	47	159
Balance as of December 31, 2022	–	(3,309)	–	(983)	(226)	(45)	(4,563)

Net book value
As of December 31, 2020	7,084	2,798	183	625	31	92	10,813
As of December 31, 2021	7,084	2,495	183	590	27	122	10,501
As of December 31, 2022	8,592	2,377	183	1,425	402	147	13,126

As of December 31, 2022, the gross book value of fully amortized intangible assets equals 929 (2021 – 876).

QIWI plc

Notes to consolidated financial statements (continued)

11. Impairment testing of goodwill and intangible assets

The Group identified the following significant CGU’s: Payment Services, RealWeb, ROWI and Flocktory. As of December 31, 2022 the Goodwill is allocated to the three CGUs: Payment Services, RealWeb and Flocktory and intangible assets with indefinite useful life relates to two CGUs: Payment Services and ROWI.

An analysis and movement of the net book value of goodwill and indefinite life licenses acquired through business combinations, as included in the intangible assets (Note 10), is as follows:

	Goodwill			Indefinite life
	Payment services	Flocktory	RealWeb	license	Total
As of December 31, 2020	6,358	726	–	183	7,267
Addition	–	–	–	–	–
As of December 31, 2021	6,358	726	–	183	7,267
Addition (Note 6)	666	–	842	–	1,508
As of December 31, 2022	7,024	726	842	183	8,775

The Group tests its goodwill and the intangible assets with an indefinite useful life annually.

Goodwill and intangible assets with indefinite useful life

The recoverable amount of Payment Services CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by the Board of directors covering a three-year period (2023-2025) with the compounded annual growth rate of payment volume as 1.3%. The pre-tax discount rate adjusted to risk specific applied to cash flow projections of Payment Services CGU is 21.1%. The growth rate applied to discounted terminal value projection beyond the forecast period is 4%.

With regard to the assessment of recoverable amounts of Payment Services CGU, management believes that no reasonably possible change in any of key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

As a result of annual impairment test the Group did not identify any impairment of Goodwill and intangible assets with indefinite useful life allocated to Payment Services CGU as of December 31, 2022 and as of December 31, 2021.

The recoverable amount of Flocktory CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by the Board of directors covering a three-year period (2023-2025). The pre-tax discount rate adjusted to risk specific applied to cash flow projections of Flocktory CGU is 23.4%. The growth rate applied to discounted terminal value projection beyond the forecast period is 2%.

With regard to the assessment of recoverable amounts of Flocktory CGU, management believes that no reasonably possible change in any of key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

As a result of annual impairment test the Group did not identify any impairment of Goodwill allocated to Flocktory CGU as of December 31, 2022 and as of December 31, 2021.

QIWI plc

Notes to consolidated financial statements (continued)

11. Impairment testing of goodwill and intangible assets (continued)

It is belived, that goodwill allocated to RealWeb CGU had no impairment during the year 2022 as the acquisition was completed close to the year end, so that the carrying amounts of the assets of this CGU approximate their fair values as of December 31, 2022. The fair value of RealWeb CGU as of the acquisition date has been determined based on DCF model using cash flow projections covering a three-year period (2023-2025). The discount rate adjusted to specific risks applied to cash flow projections was 22%. The growth rate applied to discounted terminal value projection beyond the forecast period was 4%.

Other non-current assets

For the purpose of the impairment test on other non-current assets the Group estimated the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or CGU to which the asset relates.

For the years ended December 31, 2022 and December 31, 2021, the Group did not recognize any significant impairment of non-current assets.

QIWI plc

Notes to consolidated financial statements (continued)

12. Long-term and short-term loans issued

As of December 31, 2022, long-term and short-term loans issued consisted of the following:

	Total as of December 31, 2022	Expected credit loss allowance	Net as of December 31, 2022
Long-term loans
Loans to legal entities, including SME	871	(28)	843
Total long-term loans	871	(28)	843
Short-term loans
Factoring loans	12,668	(100)	12,568
Loans to legal entities, including SME	1,840	(254)	1,586
Loans to individuals	85	(39)	46
Total short-term loans	14,593	(393)	14,200

The Group’s loans are mainly denominated in Russian rubles.

As of December 31, 2021, long-term and short-term loans consisted of the following:

	Total as of December 31, 2021	Expected credit loss allowance	Net as of December 31, 2021
Long-term loans
Loans to legal entities, including SME	268	(1)	267
Total long-term loans	268	(1)	267
Short-term loans
Factoring loans	9,959	(44)	9,915
Loans to legal entities, including SME	1,402	(47)	1,355
Total short-term loans	11,361	(91)	11,270

The following table contains an analysis of the credit risk exposure of loans issued and for which an ECL allowance is recognised. The Group has no internal grading system of loans issued and uses their overdue status for credit risk analysis. The carrying amount of loans issued to customers below also represents the Group's maximum exposure to credit risk on these loans.

		As of December 31, 2022		As of December 31, 2021
		Gross amount	ECL	Gross amount	ECL
Not overdue	Stage 1	14,860	(22)	11,519	(21)
Up to 30 days overdue		112	(2)	40	(13)
30-60 days overdue	Stage 2	180	(118)	11	(4)
60-90 days overdue		18	(2)	4	(1)
90+ days overdue	Stage 3	294	(277)	55	(53)
Total		15,464	(421)	11,629	(92)

Loans issued within the factoring scheme are collateralized with the accounts receivable of the debtor in full amount. The other loans issued are not collateralized.

QIWI plc

Notes to consolidated financial statements (continued)

12. Long-term and short-term loans issued (continued)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2022, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2022	(34)	(5)	(53)	(92)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	–	(112)	(228)	(340)
Transfers between stages	10	(3)	(7)	–
Amounts written off	–	–	11	11
ECL allowance as of December 31, 2022	(24)	(120)	(277)	(421)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2021, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2021	(5)	(1)	(31)	(37)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(29)	(4)	(30)	(63)
Transfers between stages	–	–	–	–
Amounts written off	–	–	8	8
ECL allowance as of December 31, 2021	(34)	(5)	(53)	(92)

13. Trade and other receivables

As of December 31, 2022, trade and other receivables consisted of the following:

	Total as of December 31, 2022	Expected credit loss allowance	Net as of December 31, 2022
Cash receivable from agents	4,385	(325)	4,060
Deposits issued to merchants	6,771	(15)	6,756
Receivables related to marketing activity	3,422	(20)	3,402
Commissions receivable	394	(30)	364
Other receivables	912	(626)	286
Total financial assets	15,884	(1,016)	14,868
Advances issued	326	–	326
Total trade and other receivables	16,210	(1,016)	15,194

QIWI plc

Notes to consolidated financial statements (continued)

13.	Trade and other receivables (continued)

As of December 31, 2021, trade and other receivables consisted of the following:

	Total as of December 31, 2021	Expected credit loss allowance	Net as of December 31, 2021
Cash receivable from agents	3,295	(251)	3,044
Deposits issued to merchants	3,162	(16)	3,146
Commissions receivable	138	(11)	127
Other receivables*	5,236	(231)	5,005
Total financial assets	11,831	(509)	11,322
Advances issued	254	–	254
Total trade and other receivables	12,085	(509)	11,576

* Other receivables include receivables from sale of Tochka associate in the amount of 4,757

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns.

Set out below is the information about the credit risk exposure on the Group’s trade and other receivables (except for advances issued) using a provision matrix:

December 31, 2022	Days past due
	Current and <30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	1.8%	11%	47%	81%
Exposure at default	14,694	255	125	810	15,884
Expected credit loss	(268)	(29)	(59)	(660)	(1,016)

December 31, 2021	Days past due
	Current and <30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.06%	19%	94%	95%
Exposure at default	11,241	79	34	477	11,831
Expected credit loss	(7)	(15)	(32)	(455)	(509)

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the years ended December 31 was the following:

	2021	2022
ECL allowance as of January 1,	(284)	(509)
Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	(262)	(603)
Amounts written off	37	96
ECL allowance as of December 31,	(509)	(1,016)

Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customers to receive an overdraft.

QIWI plc

Notes to consolidated financial statements (continued)

14.	Cash and cash equivalents

As of December 31, 2022 and 2021, cash and cash equivalents consisted of the following:

	As of December 31, 2021	As of December 31, 2022
Correspondent accounts with Central Bank of Russia (CBR)	3,719	3,025
Cash with banks and on hand	5,249	9,833
Short-term CBR deposits	14,200	27,100
Other short-term bank deposits	9,867	7,507
Less: Allowance for ECL	(2)	(3)
Total cash and cash equivalents	33,033	47,462

The Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis. During the year 2022 International rating agencies withdrew all ratings from Russian banks and financial organisations. Credit quality of cash and cash equivalents based on scale of Russian rating agencies are summarised as follows:

	As of December 31, 2021	As of December 31, 2022
	Stage 1	Stage 1
Cash on hand	58	48
Cash with CBR	17,919	30,136
Cash with banks graded ruA- and above	12,985	9,461
Cash with banks graded ruB- and above	1,736	5,913
Cash with banks having no rating	337	1,907
Total	33,035	47,465

Cash with banks having no rating is represented by cash held with banks in such jurisdictions as Cyprus, China, Turkey and CIS.

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. The banks where cash is held were approved by the Board of Directors of the Group.

The Group holds cash and cash equivalents in different currencies and therefore is exposed to foreign currency risk. For more details regarding foreign currency sensitivity and risk management refer to Note 31.

	As of December 31, 2021	As of December 31, 2022
Russian ruble	28,908	39,980
Euro	1,310	735
US Dollar	1,786	2,230
Chinese Yuan	1	2,160
Others	1,028	2,357
Total	33,033	47,462

QIWI plc

Notes to consolidated financial statements (continued)

15.	Debt securities

The table below discloses investments in debt securities by classes and its credit risk exposure as of December 31, 2022:

	As of December 31, 2022
	Stage 1	Stage 2	Total
Securities accounted at FVOCI
Foreign government bonds	1,021	–	1,021
Russian government bonds	5,632	–	5,632
Corporate bonds rated ruAA and above	1,381	99	1,480
Corporate bonds rated ruA and above	4,687	–	4,687

Securities accounted at amortised cost
Russian government bonds	4,160	–	4,160

Credit loss allowance	(5)	–	(5)
Total debt securities	16,876	99	16,975

The table below discloses investments in debt securities by classes and its credit risk exposure as of December 31, 2021:

	As of December 31, 2021
	Stage 1	Stage 2	Total
Securities accounted at FVOCI
Russian government bonds	3,896	–	3,896
Corporate bonds rated ruAA and above	5,665	–	5,665

Securities accounted at amortised cost
Russian government bonds	3,531	–	3,531

Credit loss allowance	(5)	–	(5)
Total debt securities	13,087	–	13,087

The Group has no internal grading system for debt securities’ credit risk rating grades analysis. During the year 2022 International rating agencies withdrew all ratings from Russian companies. Credit quality of debt sequrities presented is based on external scale of Russian rating agencies. The interest rates of debt securities are 0% - 11.6% and maturity up to January 2037.

QIWI plc

Notes to consolidated financial statements (continued)

16.	Other current assets and other current liabilities

16.1 Other current assets

As of December 31, 2022 and 2021, other current assets consisted of the following:

	As of December 31, 2021	As of December 31, 2022
Other financial assets
Reserves at CBR*	593	63
Option received from ADAH (Note 6)	–	470
Restricted cash accounts	–	2,015
Less: Allowance for ECL	–	(1,404)
Total other financial assets	593	1,144
Other non-financial assets
Prepaid expenses	353	191
Costs of obtaining a contract	273	455
Other	43	169
Total other current assets	1,262	1,959

*	Banks are currently required to place mandatory reserves with the CBR to be held in non-interest bearing accounts.Such mandatory reserves are established by the CBR for liabilities in RUR and in foreign currency according to its monetary policy. The amount is excluded from cash and cash equivalents for the purposes of the consolidated statement of cash flows and does not have a repayment date.

The Group has no internal grading system of other current financial assets for credit risk rating grades analysis.

As of December 31, 2022, cash with banks in the amount of 2,015 was restricted due to the sanctions imposed on those banks and certain other restrictions. Restricted cash accounts and the related ECL allowance in the amount of 1,404 fall under stage 3 of impairment. ECL for the restricted cash balances was assessed as a probability weighted outcome of three possible scenarios.

16.2 Other current liabilities

As of December 31, 2022 and 2021, other current liabilities consisted of the following:

	As of December 31, 2021	As of December 31, 2022
Contract liability related to guarantees issued	1,185	1,157
Deferred income	138	131
Income tax payable	22	166
Other	13	67
Total other current liabilities	1,358	1,521

QIWI plc

Notes to consolidated financial statements (continued)

17.	Investments in associates

The following table illustrates the summarized financial information of the Group’s investment in associates:

As of December 31, 2022
ADAH
Current assets, including cash and cash equivalents of 82	750
Non-current assets	497
Current liabilities	(342)
Non-current debt	(281)
Equity	624
Group’s share in equity 9.9%	62
Goodwill	241
Group’s carrying amount of the investment	303

	2021	2022
	Tochka	ADAH
Revenue	4,296	165
Cost of revenue	(333)	(138)
Other income and expenses, net	(3,264)	(419)
including personnel expenses	(1,853)	(185)
including depreciation and amortization	(168)	(16)
Total net profit/(loss)	699	(392)
Group’s share in equity	45%	9.9%
Group’s share of total net profit/(loss)	314	(39)
Other comprehensive income	–	163
Group’s share of other comprehensive income	–	16

QIWI plc

Notes to consolidated financial statements (continued)

18.	Share capital, additional paid-in capital, share premium and other reserves

The Capital of the Company is divided into two classes. Each class A share has the right to ten votes at a meeting of shareholders and each class B share has the right to one vote at a meeting of shareholders. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution the Company pays and have a nominal value of EUR 0.0005 each.

Authorised shares	As of December 31, 2020	As of December 31, 2021	As of December 31, 2022
	Thousands	Thousands	Thousands
Ordinary Class A shares	127,914	127,914	127,914
Ordinary Class B shares	102,936	102,936	102,936
Total authorised shares	230,850	230,850	230,850

Issued and fully paid shares	As of December 31, 2020	As of December 31, 2021	As of December 31, 2022
	Thousands	Thousands	Thousands
Ordinary Class A shares	10,414	10,414	10,414
Ordinary Class B shares	52,299	52,299	52,299
Total issued and fully paid shares	62,713	62,713	62,713

For the years ended December 31, 2022 and 2021 the movement of outstanding shares’ number was the following:

	Ordinary Class A shares	Ordinary Class B shares	Number of outstanding shares
	Thousands	Thousands	Thousands
As of December 31, 2020	10,414	51,965	62,379
Increase of share capital due to exercise of options by employees during the year	–	59	59
As of December 31, 2021	10,414	52,024	62,438
Increase of share capital due to exercise of options by employees during the year	–	11	11
Share-based payments	–	264	264
As of December 31, 2022	10,414	52,299	62,713

In case of liquidation, the Company's assets remaining after settlement with creditors, payment of dividends and redemption of the par value of shares is distributed among the ordinary shareholders proportionately to the number of shares owned.

The other reserves of the Group’s equity represent the financial effects from changes in equity settled share-based payments to employees, acquisitions and disposals, as well as other operations with non-controlling interests in the subsidiaries without loss of control.

QIWI plc

Notes to consolidated financial statements (continued)

19.	Debt

As of December 31, 2022 and December 31, 2021, Group’s debt consisted of the following:

	Credit limit (RUB)	Effective Interest rate	Maturity	As of December 31, 2021	As of December 31, 2022
Current interest-bearing debt
Bank’ revolving credit facility	460	Up to 13%*	June 30, 2023	–	–
Non-current interest-bearing debt
Bonds issued	5,000	9.3%	October 10, 2023	4,734	3,922
Total debt				4,734	3,922
Including short-term portion				86	3,922

* the agreement stipulated the right of a lender to increase the interest rate in case the covenants are violated. The Group was in compliance with all covenants as of December 31, 2022.

The Group is subject to different covenants regarding the bonds issued. As of December 31, 2022 and December 31, 2021, the Group was in compliance with all covenants stipulated by the public irrevocable offers.

The table below sets out the movements in the Group’s debt for each of the periods presented:

	Debt as of January 1	Repayment/ buy back of debt	Interest expense	Interest paid	Debt as of December 31
2022	4,734	(810)	360	(362)	3,922
2021	6,563	(1,854)	501	(476)	4,734

QIWI plc

Notes to consolidated financial statements (continued)

20.	Trade and other payables

As of December 31, 2022 and 2021, the Group's trade and other payables consisted of the following:

	As of December 31, 2021	As of December 31, 2022
Payables to merchants	8,479	11,431
Money remittances and e-wallets accounts payable	8,508	8,807
Deposits received from agents	3,492	3,415
Payables related to marketing activity	3	5,751
Commissions payable	429	485
Accrued personnel expenses and related taxes	1,623	2,073
Other payables	831	1,086
Total trade and other payables	23,365	33,048

21.	Customer accounts and amounts due to banks

As of December 31, 2022 and 2021, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2021	As of December 31, 2022
Legal entities’ current/demand accounts	5,197	8,829
Correspondent accounts of other banks	1,523	2,335
Individuals’ current/demand accounts	81	39
Term deposits	834	–
Total customer accounts and amounts due to banks	7,635	11,203
Including long-term deposits	–	–

Customer accounts and correspondent accounts of other banks bear interest of up to 7% (2021 - 6%).

QIWI plc

Notes to consolidated financial statements (continued)

22.	Leases

The Group has commercial lease agreements of office buildings. The leases have an average life up to eight years. The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the year ended December 31, 2022 recognized under such contracts is 28 (for the year ended December 31, 2021 – 35). Future minimum lease rentals under non-cancellable lease commitments for office premises for a term less than one year as of December 31, 2022 are 25 (December 31, 2021 – 12).

For long-term contracts, right-of-use assets and lease liabilities were recognized. Right-of-use assets are included into property and equipment. The change in the balances of Right-of-use assets and Lease liabilities the year ended December 31, 2022 was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2022	653	642
Additions	184	184
Derecognition	(136)	(160)
Depreciation	(246)	–
Interest expense	–	51
Payments	–	(284)
As of December 31, 2022	455	433
Including short-term portion		300

The change in the balances of Right-of-use assets and Lease liabilities the year ended December 31, 2021 was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2021	1,087	1,116
Additions	40	40
Derecognition	(201)	(240)
Depreciation	(273)	–
Interest expense	–	75
Payments	–	(349)
As of December 31, 2021	653	642
Including short-term portion		308

For the amount of rent expense recognized from short-term leases and variable lease payments for year ended December 31, 2022 and December 31, 2021 see Note 25.

QIWI plc

Notes to consolidated financial statements (continued)

23.	Revenue

Other revenue for the years ended December 31 was as follows:

	2021	2022
Platform and marketing services related fees	958	2,055
Fees for guarantees issued	723	1,523
Cash and settlement service fees	500	1,378
Other revenue	333	407
Total other revenue	2,514	5,363

For the purposes of consolidated cash flow statement, “Interest income, net” consists of the following:

	2021	2022
Interest revenue calculated using the effective interest rate	(3,453)	(6,764)
Interest expense classified as part of cost of revenue	505	454
Interest income and expenses from non-banking loans, net, classified separately in the consolidated statement of comprehensive income	(92)	(58)
Interest income, net, for the purposes of consolidated cash flow statement	(3,040)	(6,368)

24.	Cost of revenue

Cost of revenue for the years ended December 31 was as follows:

	2021	2022
Transaction costs	15,892	14,119
Platform and marketing services related expenses	114	1,035
Guarantees issued related expenses	380	725
Interest expense	505	454
Other expenses	1,131	1,032
Total cost of revenue	18,022	17,365

25.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2021	2022
Advertising, client acquisition and related expenses	342	429
Tax expenses, except income and payroll related taxes	390	362
Advisory and audit services	974	796
Rent of premises	107	101
Expenses related to Tochka platform services	365	570
IT related services	389	385
Business travel and representative expenses	195	509
Other expenses	466	615
Total selling, general and administrative expenses	3,228	3,767

QIWI plc

Notes to consolidated financial statements (continued)

26.	Personnel expenses

Personnel expenses for the years ended December 31 were as follows:

	2021	2022
Salaries	5,444	7,103
Social security costs	267	417
Pension costs	679	749
Total Personnel expenses	6,390	8,269

The average number of employees employed during the financial year comprised 2,118 (2021 – 1,904).

27.	Dividends paid and proposed

Dividends paid and proposed by the Group to the shareholders of the parent are presented below:

	2021	2022
Proposed, declared and approved during the year:
2022: no dividends		–
2021: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share, Interim dividend for 2021: U.S.$ 51,197,062 or U.S.$ 0.82 per share	5,179

Paid during the period*:
2022: no dividends		–
2021: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share, Interim dividend for 2021: U.S.$ 51,197,062or U.S.$ 0.82 per share	5,211

Proposed for approval (not recognized as a liability as of December 31):
2022: no dividends		–
2021: no dividends	–
Dividends payable as of December 31	–	–

* The difference between paid and declared dividends represents foreign exchange movement

QIWI plc

Notes to consolidated financial statements (continued)

28.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income. On December 9, 2021, the Minister of Finance presented to parliament the proposed Cyprus budgetary plan for 2022 and envisaged fiscal policy plan for the next three-year period, including an outline of the government’s vision with respect to a possible reform of the Cyprus tax system. Specifically, an increase of the corporate income tax rate from 12.5% to 15% is envisaged, in line with the OECD Inclusive Framework’s Pillar Two agreement. The European Commission’s proposal indicates that the new rules should be transposed into domestic law by EU Member States by June 30, 2023. Once duly adopted, it is proposed to take effect from January 1, 2024.

The Company is exempt from the special contribution to the Defence Fund on dividends received from abroad.

In 2020 the Company obtained a written confirmation from the Cyprus tax authorities in the form of a tax ruling in which the Cyprus tax authorities accept in writing not to impose any deemed dividend distribution liability since the Company is a public entity and it is impossible to identify the final minor shareholders.

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russian government bonds and 20% applied to their taxable income.

The Protocol of September 8, 2020 effective from January 1, 2021 established withholding tax rates as 15% in respect of interest and dividend income paid to Cyprus (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The Company believes that it fulfills the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus Double Tax Treaty in respect of dividend income.

Republic of Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2022 and 2021, relate to the following:

	Consolidated statement of financial position as of December 31		Consolidated statement of comprehensive income for the year ended
	2021	2022	2021		2022
			PL	OCI	PL	OCI
Intangible assets	(558)	(716)	48	–	61	–
Trade and other payables	259	493	21	–	230	–
Trade and other receivables	32	6	7	–	(64)	–
Debt instruments	61	–	10	56	(9)	(52)
Tax loss carry forwards	27	3	27	–	(24)	–
Loans issued	(8)	(33)	(18)	–	(25)	–
Lease obligations	134	43	(88)	–	(91)	–
Property and equipment	(140)	(103)	49	–	37	–
Taxes on unremitted earnings	(865)	(1,122)	(185)	–	(257)	–
Other	(81)	(210)	(114)	–	(127)	–
Net deferred income tax assets/ (liabilities)	(1,139)	(1,639)	(243)	56	(269)	(52)
including:
Deferred tax assets	237	208
Deferred tax liabilities	(1,376)	(1,847)

Deferred tax assets and liabilities are not offset because they do not relate to income taxes levied by the same tax authority on the same taxable entity.

Reconciliation of deferred income tax asset/(liability), net:

	2021	2022
Deferred income tax asset/(liability), net as of January 1	(952)	(1,139)
Effect of business combinations	–	(179)
Deferred tax benefit/(expense)	(187)	(321)
Deferred income tax asset/(liability), net as of December 31	(1,139)	(1,639)

As of December 31, 2022 the Group does not intend to distribute a portion of its accumulated unremitted earnings in the amount of 18,303 (2021 – 11,024). The amount of tax that the Group would pay to distribute them would be 915 (2021 – 551). Unremitted earnings include all earnings that were recognized by the Group’s subsidiaries and that are expected to be distributed to the holding company.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Income tax (continued)

The major components of income tax expense for the years ended 31 December 2022 and 2021 are:

	2021	2022
Total tax expense
Current income tax expense	(2,837)	(4,160)
Deferred tax expense	(243)	(269)
Income tax expense for the year	(3,080)	(4,429)

Theoretical and actual income tax expense is reconciled as follows:

	2021	2022
Profit before tax	20,616	18,184
Accounting profit before tax	20,616	18,184
Theoretical income tax expense at the domestic rate in each individual jurisdiction	(3,464)	(3,799)
(Increase)/decrease resulting from the tax effect of:
Non-taxable income	1,098	82
Non-deductible expenses	(319)	(335)
Withholding tax	(338)	(373)
Unrecognized deferred tax assets	(57)	(4)
Total income tax expense	(3,080)	(4,429)

During the year ended December 31, 2022 the Group did not recognize deferred tax assets related to the tax loss carry forward in the amount of 4 (2021 - 57) because the Group did not believe that the realization of the related deferred tax assets is probable.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Commitments, contingencies and operating risks

Operating environment

The Ukraine crisis, which started in late 2013 and escalated into a major military conflict between Russia and Ukraine in February 2022, has had a devastating effect on Russian relations with the West. In response to the Ukraine crisis, Ukraine, the European Union, the United Kingdom and the United States (as well as numerous other countries such as Switzerland, Japan, Norway, Canada and Australia) have passed a variety of economic sanctions against numerous Russian banks, other companies, private individuals, and whole sectors of the Russian economy, as well as export restrictions and “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit certain significant commercial activities of U.S., UK and EU entities in Russia, as well as in certain specific territories affected by the conflict. While the scope of sanctions has been expanding since 2014, when they were first introduced in response to annexation of Crimea, 2022 saw the imposition of extremely severe measures that have hitherto been unprecedented. Introduction of further economic or trade sanctions remains highly likely as the conflict in Ukraine develops.

Several of Russia’s largest banks, as well as a number of smaller banks are now on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s List of Specially Designated Nationals and Blocked Persons (SDNs), such that their property in the U.S. is blocked and U.S. entities are prohibited from transacting with them, and are also subject to various EU and UK sanctions. Since March 2, 2022, a number of major Russian banks have been banned from the SWIFT system by the EU.

As of the date of these consolidated financial statements, the Group is not subject to any sanctions. However, further expansion of the sanctions list, the shutdown of the SWIFT system for some Russian banks, the possible introduction of restrictions on the CBR and a number of companies, including customers and counterparties of the Group, may have a significant impact on the activities and financial position of the Group in the future.

In addition, in response to the Ukraine conflict, numerous companies from the U.S., the EU, the UK and other countries have withdrawn from Russia or suspended, wound down or substantially scaled back their Russian operations, or announced plans to do so, for reputational reasons even where not necessitated by the sanctions regime. It has been observed that businesses from the U.S., the EU, the UK and certain other countries, are exhibiting an overall trend of avoiding any associations with Russia. On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering Russian banks, including Qiwi Bank, unable to issue Visa and Mastercard cards, and Russian consumers unable to execute purchases from most foreign merchants, which has had a limited negative effect on the Group’s payment volumes in 2022.

A vast majority of major Western businesses have withdrawn from, suspended, wound down or substantially scaled back activities in Russia or stopped dealings with Russian counterparts due to what ostensibly is a combination of compliance, political, reputational, and other reasons, in a manner that goes significantly beyond the mere compliance with applicable sanctions. Such businesses include, among others, software and hardware providers the use of whose products and services is material to the Group’s operations. Accordingly, the Group may face the risk of interruptions to its normal operations due to the need to replace such products and services and integrate alternative solutions on an emergency basis, and its business, financial condition and results of operations could be materially adversely affected as a result.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

A prolonged economic slowdown or recession in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on the Group’s business. As a result of the challenging operating environment in Russia, the Group has experienced slower payment volume growth in certain payment categories and payment volume decline in certain others, in particular certain types of money remittances and financial services categories. Further adverse changes in economic conditions in Russia could adversely impact the Group’s future revenues and profits and cause a material adverse effect on its business, financial condition and results of operations.

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. The Group’s business has developed as a network of kiosks and terminals that allow consumers to use physical currency for online payments. While the Group has since largely outgrown that model, the network of kiosks and terminals remains a significant part of the Group’s infrastructure and serves as a reload and client acquisition channel for Qiwi Wallet. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking, and the number of kiosks and terminals in the QIWI network is decreasing as the market shifts towards a higher share of digital payments. In 2020-2022, the Group’s physical distribution network was and, to a certain extent, may continue to be negatively affected by the spread of the COVID-19 pandemic, corresponding lockdown measures, and other restrictions that limited users' access to certain retail locations, as well as reducing the overall activity of the population. Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents and the development of alternative payment channels. All of these factors could have a material adverse effect on the Group’s business, financial condition and results of operations.

Regulatory environment

The Group’s business is impacted by laws and regulations that affect its industry, the number of which has increased significantly in recent years. The Group is subject to a variety of regulations, including those aimed at preventing money laundering and the financing of criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws. As a result, the Group experiences periodic investigations by various regulatory authorities in connection with such laws and regulations, which may sometimes result in the imposition of monetary or other sanctions. Further, these laws and regulations vary significantly from country to country. Many of these laws and regulations are constantly evolving, and are often unclear and inconsistent with other applicable laws and regulations, including across various jurisdictions, making compliance challenging and increasing the Group’s related operating costs and legal risks. If local authorities in Russia or other countries choose to enforce specific interpretations of the applicable legislation that differ from the Group’s, it may be found to be in violation and subject to penalties or other liabilities. This could also limit the Group’s ability to provide some of its services going forward and may increase its cost of doing business.

Qiwi Bank is central to the operation of all of the Group’s key business segments as it provides issuing, acquiring and deposit settlement functions within the Group, and is the banking institution behind those products of ROWI offering that require a banking license.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Commitments, contingencies and operating risks (continued)

Regulatory environment (continued)

All banks and non-banking credit organizations operating in Russia are subject to extensive regulation and supervision. Requirements imposed by regulators, including capital adequacy, liquidity reserves, prudential ratios, loss provisions and other regulatory requirements are designed to ensure the integrity of the financial markets and to protect consumers and other third parties with whom a bank deals. These regulations may limit the Group’s activities, and may increase its costs of doing business, or require it to seek additional capital in order to comply with applicable capital adequacy or liquidity requirements. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change and new laws or regulations could be adopted. Russian banks also have extensive reporting obligations, including, without limitation, disclosure of financial statements, various operational indicators, and affiliates and persons who exercise (direct or indirect) influence over the decisions taken by the management bodies of the bank. The CBR may at any time conduct full or selective audits of any bank’s activities and filings and may inspect all of its books and records.

The past and future operations may also be subject to greater scrutiny from the CBR. There can be no assurance that new sanctions will not be imposed on the Group as a result of any past or future findings and that we will not come under greater CBR scrutiny in connection with any perceived deficiencies in the Group’s conduct, or that any currently planned or future inspections will not result in discovery of any significant or minor additional violations of various banking regulations, and of what sanctions the CBR may impose on the Group in connection with such deficiencies or violations. Any such sanctions could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group contracts with some of its international merchants in U.S. dollars, Euro and other currencies and may experience challenges in relationships with U.S. and EU banks that are required for any non-U.S. or non-EU company to transact in U.S. dollars or Euro due to changes in internal know-your-customer procedures, limits on certain types of merchants and certain jurisdictions, and other internal policies, which we believe might be a result of the increasing negative sentiment towards Russia even with respect to transactions and relationships that do not present any potential violation of any applicable sanctions. Even though the Group maintains a number of U.S. dollar, Euro and other currencies accounts with various financial institutions, at the same time the Group is also conducting a portion of U.S. dollar transactions with international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not refuse to process the Group’s transactions for such reasons or otherwise, thereby further increasing the currency conversion costs that the Group has to bear, or that international merchants will agree to accept payments in any currency but the U.S. dollar in the future. If the Group is not able to conduct transactions in U.S. dollars, Euro or other currencies envisaged under agreements with the Group’s merchants, it may bear significant currency conversion costs or lose some merchants who will not be willing to conduct transactions in currencies other than the currency provided under the agreement, and the Group’s business, financial condition and results of operations may be materially adversely affected.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Commitments, contingencies and operating risks (continued)

Taxation

Russian and the countries’ tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. There can be no assurance that the Russian Tax Code and CIS countries’ (specifically, Kazakhstan) tax legislation will not be changed in the future in a manner adverse to the stability and predictability of the Russian and CIS countries’ tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on the Group. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of the Group’s tax liabilities. Recent events within the Russian Federation and Kazakhstan suggest that the tax authorities are taking a more assertive position in their interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods. There is no assurance that it would not be required to make substantially larger tax payments in the future, which may adversely affect the Group’s business, financial condition and results of operations.

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 2.2 billion, as assessed by the Group as of December 31, 2022 (RUB 1.9 billion as of December 31, 2021).

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia and concluded that its cost outweighs its benefits.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Commitments, contingencies and operating risks (continued)

Legal proceedings

In the ordinary course of business, the Group is subject to legal actions and complaints. Management does not believe that the ultimate liability, if any, arising from such actions or complaints will have a material adverse effect on the financial condition or the results of future operations of the Group.

Following the disclosure of the restrictions imposed by the CBR on the Group in December 2020, QIWI plc and certain of its current and former executive officers have been named as defendants in a putative class action filed in the United States. These lawsuits allege that the defendants made certain false or misleading statements that were supposedly revealed when the CBR audit results and restrictions were disclosed in December 2020, which the plaintiffs perceive as a violation of Sections 10(b) and 20(a) of the 1934 Securities Exchange Act, and seek damages and other relief based upon such allegations. Management believes that these lawsuits are without merit and intends to defend against them vigorously, and expects to incur certain costs associated with defending against these actions. At this early stage of the litigations, the ultimate outcomes are uncertain and management cannot reasonably predict the timing or outcomes, or estimate the amount of loss, if any, or their effect, if any, on the Group’s consolidated financial statements. Any negative outcome could result in payments of substantial monetary damages and accordingly the Group’s business could be seriously harmed.

Guarantees issued

The Group issues financial and performance guarantees to non-related parties for the term of up to five years at market rates.

	Performance guarantees	Financial guarantees (Stage 1)	Total
December 31, 2022	81,537	1,116	82,653
December 31, 2021	45,581	1,050	46,631

Financial guarantees are issued to Russian companies that do not have an external credit rating. Performance guarantees are issued to small and medium enterprises within the ROWI segment. Management does not believe that expected losses from the performance guarantees will exceed the amount of contract liability provided for in these consolidated financial statements.

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans. With respect to credit risk on commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments, if the unused amounts were to be drawn down.

	December 31, 2022	December 31, 2021
	(Stage 1)	(Stage 1)
Unused limits on loans to legal entities	1,618	34
Credit loss allowance	(19)	–

QIWI plc

Notes to consolidated financial statements (continued)

30.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the years ended December 31, 2022 and 2021, as well as balances with related parties as of December 31, 2022 and December 31, 2021:

	For the year ended December 31, 2022		As of December 31, 2022
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	3	–	–	(3)
Key management personnel	–	(429)	–	(244)
Other related parties	7	(71)	101	(11)

	For the year ended December 31, 2021		As of December 31, 2021
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	3	(183)	–	–
Key management personnel	–	(307)	–	(114)
Other related parties	5	(22)	–	(16)

Benefits of key management and Board of Directors for the year ended December 31, 2022 comprise short-term benefits of 336, benefits under long-term incentive programs of 53 and share-based payments of 40 (307/nil/nil - for the year 2021).

QIWI plc

Notes to consolidated financial statements (continued)

31.	Risk management

The main risks that could adversely affect the Group's financial assets, liabilities or future cash flows are foreign exchange risk, liquidity and credit risk. Management reviews and approves policies for managing each of the risks which are summarized below.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Group’s consolidated statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US Dollar exchange rates against the Ruble, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the carrying amount of monetary assets and liabilities denominated in US Dollars when these currencies are not functional currencies of the respective Group subsidiaries. The Group’s exposure to foreign currency changes for all other currencies is not material.

	change in the US Dollar vs Ruble exchange rate	Effect on profit before tax Gain/(loss)
2022	+10%	263
	-10%	(263)

2021	+10%	122
	-10%	(122)

Liquidity risk and capital management

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Group seeks to maintain a stable funding base primarily consisting of agents’ deposits, customer accounts and amounts due to banks and debt. The deposits received from agents are due on demand, but are usually offset against future payments processed through agents. The Group expects that agents’ deposits will continue to be offset against future payments and not be called by the agents. Customer accounts and amounts due to banks, trade and other payables are due on demand. The Group has sufficient cash balances and keeps it in diversified portfolios of liquid instruments such as government bonds, correspondent account with CBR and overnight placements in high-rated commercial banks, in order to be able to respond timely and steadily to unforeseen liquidity requirements.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Risk management (continued)

Since 2014, the Russian economy has been going through a period of macroeconomic slowdown and liquidity shortage in a number of markets (including those in which the Group operates), caused among other things by falling oil prices, ruble devaluation and the economic sanctions regime. Banks and other entities in Russia decreased credit limits in their everyday operations and it was noted that the Group’s merchants and partners also started and in certain cases continued to request from the Group larger collaterals to hedge their risks. The Group was able to manage these conditions and requirements to date, though the liquidity shortage in the market if exacerbated may have further negative effects on the Group’s operations, which cannot be now reliably estimated.

According to CBR requirements, a bank’s capital calculated based on CBR instruction should be not less than certain portion of its risk-adjusted assets. As of December 31, 2022, QIWI Bank JSC’s capital ratio is above the minimal level required of 8%. The Group monitors the fulfillment of requirements on a daily basis and sends the reports to CBR on a monthly basis. As of the years ended December 31, 2022 and 2021 QIWI Bank JSC met the capital adequacy requirements.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. Capital includes share capital, share premium, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders or issue new shares. Currently, the Group requires capital to finance its growth, but it generates sufficient cash from its operations. The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

		Due:
	Total	On demand	Within a year	More than a year
Debt	4,251	–	4,251	–
Lease liabilities	472	–	317	155
Trade and other payables	33,048	33,048	–	–
Customer accounts and amounts due to banks	11,203	11,203	–	–
Financial guaranties	1,000	–	500	500
Undrawn credit commitments	1,618	1,618	–	–
Total as of December 31, 2022	51,592	45,869	5,068	655

		Due:
	Total	On demand	Within a year	More than a year
Debt	4,772	–	86	4,686
Lease liabilities	710	–	324	386
Trade and other payables	23,365	23,365	–	–
Customer accounts and amounts due to banks	7,635	6,801	834	–
Total as of December 31, 2021	36,482	30,166	1,244	5,072

QIWI plc

Notes to consolidated financial statements (continued)

31.	Risk management (continued)

Credit risk

Financial assets of the Group, which potentially subject it to credit risk, comprise principally trade receivables, loans issued, cash and debt securities. The Group sells services on a prepayment basis or ensures that its receivables are from large merchants and agents with sufficient and appropriate credit history. The Group's receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. The Group holds cash primarily with reputable Russian and international banks, including CBR, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than OF banks in more developed markets. Debt securities include corporate and government bonds.

The Group evaluates the concentration of risk with respect to trade and other receivables on a regular basis. The customers are located in several jurisdictions and industries and operate in largely independent markets. The table below demonstrates the largest counterparties’ balances, as a percentage of respective totals:

	Trade and other receivables
Concentration of credit risks by main counterparties, % from total amount	As of December 31, 2021	As of December 31, 2022
Top 5 counterparties	64%	31%
Others	36%	69%

The Group is also exposed to substantial risk through loans and financial and performance guarantees issued to small and medium enterprises, where Qiwi Bank serves as the lender or issuer of the guarantees and bears the credit risk. When granting these loans and guarantees, the Group uses automated scoring solvency models and evaluates individually each application as to the probability of fraud and of default. It uses information from external sources as well as an internally established methodology in order to approve or reject each application. Qiwi Bank also uses manual verification for determining the credit limit for the approved applicants.

As part of the credit risk assessment of factoring transactions, the Group evaluates the credit risk of an individual client as well as of the debtor. Management believes that debtor risk assessment is an important source of additional security and credit quality guarantee. Procedures and responsibilities for assessing and managing the credit risks of clients and debtors are clearly stipulated in the Group internal risk policy. To assess the clients’ accounts receivable as a form of collateral, management analyzes each debtor individually and collectively at the portfolio level (risk concentration, turnover ratios and other parameters). The Group also makes allowances for the dual structure of collateral for the assets placed under factoring operations. According to such structure, the debtor whose receivables are assigned to the Group must fulfill its obligations and in case the debtor fails to fulfill its contractual liabilities, the liabilities are transferred to the client under recourse. Compared with traditional lending, therefore, the assets are better collateralized and the credit risk is lower.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Risk management (continued)

The management established a credit committee that develops and approves general principles for lending and takes special measures to mitigate credit risk such as a reduction of the credit limits for unreliable clients and more advanced scoring models for the new borrowers. See Note 12 for the carrying amount of loans issued and the maximum amount exposed to the credit risk for these type of assets.

The calculation of ECLs incorporates forward-looking information. The Group performes historical analysis and identifies the key economic variables impacting credit risk and ECLs for each portfolio. The impact of these economic variables on the ECL is determined by performing statistical regression analysis in order to understand the way how changes in these variables historically impacted default rates. Having performed this analysis, management believes that such forward-looking information does not significantly affect the amount of ECLs recognized in the consolidated financial statements.

Market risk

The Group is exposed to market risks by holding the trading portfolio of bonds. The market risk management is aimed to keep the level of market risk assumed by the Group in accordance with the Group’s strategy. The Group manages its market risks both on a portfolio and individual basis. The most commonly used tools are VAR (value at risk) and stop-loss limits, which are set by the Group’s risk appetite and Group’s portfolio investment guidelines approved by the BOD.

An analysis of the sensitivity of changes in the fair value of financial instruments at fair value through other comprehensive income due to changes in the interest rates, based on positions existing as of December 31, 2022 and 2021 and a simplified scenario of a 100 bp symmetrical fall or rise in all yield curves, is as follows:

	Other comprehensive income/(loss)
	As of December 31, 2021	As of December 31, 2022
100 bp rise of interest rate	(252)	(240)
100 bp fall of interest rate	252	240

QIWI plc

Notes to consolidated financial statements (continued)

32.	Financial instruments

The Group's principal financial instruments comprise loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long- and short-term debt instruments and reserves at CBR. The Group has various financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group's financial instruments as of December 31, 2022 and 2021 is presented by type of the financial instrument in the table below:

		As of December 31, 2021		As of December 31, 2022
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt securities	AC	3,526	3,462	4,155	4,131
Debt securities	FVOCI	9,561	9,561	12,820	12,820
Long-term loans	AC	250	250	822	822
Long-term loans	FVPL	17	17	21	21
Option received from ADAH	FVPL	–	–	470	470

Financial liabilities
Bonds issued	AC	4,734	4,668	3,922	3,887

Financial instruments used by the Group are included in one of the following categories:

-	AC – accounted at amortized cost;

-	FVOCI – accounted at fair value through other comprehensive income;

-	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, debt, accounts receivable and payable, reserves at CBR, lease liabilities, customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Long-term loans generally represent RUB-denominated loans to Russian legal entities and have a maturity up to four years. For the purpose of fair value measurement of these loans the Group uses comparable market interest rates which range between 9 and 38%.

QIWI plc

Notes to consolidated financial statements (continued)

32.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted for or disclosed at fair value:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2022	21	–	–	21
Option received from ADAH	December 31, 2022	470	–	–	470

Assets accounted at fair value through other comprehensive income
Debt securities	December 31, 2022	12,820	12,820	–	–

Assets for which fair values are disclosed
Debt securities	December 31, 2022	4,131	4,131	–	–
Long-term loans	December 31, 2022	822	–	–	822

Liabilities for which fair values are disclosed
Bonds issued	December 31, 2022	3,887	3,887	–	–

Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2021	17	–	–	17

Assets accounted at fair value through other comprehensive income
Debt securities	December 31, 2021	9,561	9,561	–	–

Assets for which fair values are disclosed
Debt securities	December 31, 2021	3,462	3,462	–	–
Long-term loans	December 31, 2021	250	–	–	250

Liabilities for which fair values are disclosed
Bonds issued	December 31, 2021	4,668	4,668	–	–

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the years ended December 31, 2022 and 2021.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

-	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;
-	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;
-	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

QIWI plc

Notes to consolidated financial statements (continued)

32.	Financial instruments (continued)

Valuation methods and assumptions

The fair values of the financial assets and liabilities are evaluated at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Long-term fixed-rate loans issued are evaluated by the Group based on parameters such as interest rates, terms of maturity, specific country and industry risk factors and individual creditworthiness of the customer. With regard to the level 3 assessment of fair value of loans issued, management believes that no reasonably possible change in any of the unobservable inputs would be sensitive for the fair value of these assets.

Option received from ADAH is evaluated by the Group using the Binominal option pricing model. As at December 31, 2022 the most significant unobservable inputs for the model were volatility (55%) and risk free rate (4.7%). Increase (decrease) in the volatility by 5% would result in an increase (decrease) in fair value by 30. Increase (decrease) in risk free rate by 1% would result in an increase (decrease) in fair value by 8.

33. Events after the reporting date

The Group is not aware of any events that occurred between January 01, 2023 and the date of issue of these consolidated financial statements that have had or may have an impact on its financial condition, cash flows or results of operations.